SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Unaudited Consolidated Financial Statements as of March 31, 2007 and December 31, 2006 and for the three-month periods ended March 31, 2007 and 2006

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2007

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Financial Statements as of March 31, 2007 and December 31, 2006 and for the three-month periods ended March 31, 2007 and 2006

$ : Argentine peso

US$ : US dollar

$3.10 = US$1 as of March 31, 2007

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated Balance Sheets as of March 31, 2007 and December 31, 2006

(In millions of Argentine pesos – see Note 3.c)

	As of March 31, 2007	As of December 31, 2006
	(unaudited)
ASSETS
Current Assets
Cash and banks	$33	$30
Investments, net	1,000	631
Accounts receivable, net	746	743
Other receivables, net	118	128
Inventories, net	141	176
Other assets, net	15	15
Current assets from discontinued operations, net	34	44

Total current assets	2,087	1,767

Non-Current Assets
Other receivables, net	437	412
Investments	1	1
Fixed assets, net	5,589	5,739
Intangible assets, net	774	781
Other assets, net	10	10
Non-Current assets from discontinued operations, net	10	10

Total non-current assets	6,821	6,953

TOTAL ASSETS	$8,908	$8,720

LIABILITIES
Current Liabilities
Accounts payable	$1,315	$1,481
Debt	1,489	1,395
Salaries and social security payable	138	131
Taxes payable	230	221
Other liabilities	41	36
Contingencies	81	85
Current liabilities from discontinued operations	22	24

Total current liabilities	3,316	3,373

Non-Current Liabilities
Debt	2,730	2,703
Salaries and social security payable	33	32
Taxes payable	117	68
Other liabilities	120	102
Contingencies	248	234
Non-Current liabilities from discontinued operations	7	7

Total non-current liabilities	3,255	3,146

TOTAL LIABILITIES	$6,571	$6,519

Minority interest	76	72
SHAREHOLDERS’ EQUITY	$2,261	$2,129

TOTAL LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY	$8,908	$8,720

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo	Carlos Felices
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Income

for the three-month periods ended March 31, 2007 and 2006

(In millions of Argentine pesos, except per share data in Argentine pesos – see Note 3.c)

	For the three-month periods ended March 31,
	2007	2006
Continuing operations
Net sales	$2,055	$1,611
Cost of services	(1,135)	(986)

Gross profit	920	625
General and administrative expenses	(73)	(63)
Selling expenses	(489)	(365)

Operating income	358	197
Gain on equity investees	—	6
Financial results, net	(132)	(183)
Other expenses, net	(32)	(42)

Net income (loss) before income tax and minority interest	194	(22)
Income tax benefit (expense), net	(52)	31
Minority interest	(5)	(5)

Net income from continuing operations	137	4

Discontinued operations
Income (loss) from the operations	1	(1)
Loss from assets disposal	(3)	—

Loss from discontinued operations	(2)	(1)

Net income	$135	$3

Net income per share	$0.14	$—

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo	Carlos Felices
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the three-month periods ended March 31, 2007 and 2006

(In millions of Argentine pesos – see Note 3.c)

	Shareholders’ contributions			Unappropriated earnings				Total Shareholders’ equity
	Common stock	Inflation adjustment of common stock	Total	Legal reserve	Foreign currency translation adjustments	Accumulated deficit	Total
Balances as of January 1, 2006	$984	3,044	4,028	277	31	(2,469)	(2,161)	$1,867
Foreign currency translation adjustments	—	—	—	—	1	—	1	1
Net income for the year	—	—	—	—	—	3	3	3

Balances as of March 31, 2006	$984	3,044	4,028	277	32	(2,466)	(2,157)	1,871

Balances as of January 1, 2007	$984	2,688	3,672	—	49	(1,592)	(1,543)	$2,129
Foreign currency translation adjustments	—	—	—	—	(3)	—	(3)	(3)
Net income for the year	—	—	—	—	—	135	135	135

Balances as of March 31, 2007	$984	2,688	3,672	—	46	(1,457)	(1,411)	2,261

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo	Carlos Felices
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Cash Flows

for the three-month periods ended March 31, 2007 and 2006

(In millions of Argentine pesos—see Note 3.c)

	For the three-month periods ended March 31,
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	$135	$3
Loss from discontinued operations	2	1

Net income for the year from continuing operations	137	4
Adjustments to reconcile net income to net cash flows provided by continuing operations
Allowance for doubtful accounts and other allowances	23	28
Depreciation of fixed assets	318	338
Amortization of intangible assets	12	11
Gain on equity investees	—	(6)
Consumption of materials	17	11
Loss on sale/disposal of fixed assets	—	1
Provision for lawsuits and contingencies	17	55
Holdings loss on inventories	2	2
Interest and other financial losses on loans	151	215
Income tax	46	(42)
Minority interest	5	5
Net decrease (increase) in assets	12	(90)
Net (increase) decrease in liabilities	(71)	110

Total cash flows provided by operating activities	669	642

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(256)	(169)
Intangible asset acquisitions	(1)	(1)
Proceeds for the sale of fixed assets	2	—
Decrease in investments not considered as cash and cash equivalents	—	46

Total cash flows used in investing activities	(255)	(124)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	—	30
Payment of debt	(30)	(40)
Payment of interest and debt-related expenses	(12)	(34)

Total cash flows used in financing activities	(42)	(44)

INCREASE IN CASH AND CASH EQUIVALENTS	372	474
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	661	600

CASH AND CASH EQUIVALENTS AT PERIOD END	$1,033	$1,074

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

Valerio Cavallo	Carlos Felices
Chief Financial Officer	Chairman of the Board of Directors

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

1.	The Company and its operations

Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina” or “Telecom” and together with its subsidiaries, the “Company” or the “Telecom Group”, indistinctively) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in the Company’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of the Company, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of the Company to Telecom Argentina S.A. Accordingly, the Company amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications (“SC”, the “Regulatory Authority”) and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Company provides fixed-line public telecommunication services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Company also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Company of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine Government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the SC provided for a transition period, which ended on October 10, 1999. As from such date, the Company began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2.	Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The SC has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework have been created by:

•	The Privatization Regulations, including the List of Conditions;

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework (continued)

(b) Licenses granted as of March 31, 2007

As of March 31, 2007, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of March 31, 2007, the Company’s subsidiaries have been granted the following licenses:

•

Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services and Internet access in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	the interruption of all or a substantial portion of service;

•	the serious non-performance of material obligations;

•	the modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

•	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

•

the reduction of Nortel Inversora S.A.’s (“Nortel”, the parent company of the Company) interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the regulatory authorities;

•	the assignment or delegation of Telecom Italia S.p.A.’s (“Telecom Italia” or “the Operator”) functions without the prior approval of the regulatory authority; and

•	the Company’s bankruptcy.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

•	any encumbrance of the license;

•	the voluntary insolvency proceedings or bankruptcy of Personal and,

•	the liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

Nucleo’s licenses are revocable mainly in the case of:

•	interruption of services;

•	the bankruptcy of Nucleo and,

•	non-compliance with certain obligations.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework (continued)

(c) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“U.S. C.P.I.”). These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

•	The pesification of tariffs;

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

•	The overall impact of tariffs for public services on the economy and income levels;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on the Company’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2007.

In May 2004, the Company signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which the Company committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which the Company expected to have concluded before December 31, 2004. The Company also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though the Company fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the tariffs at the date set in the LOU.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework (continued)

(d) New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new Letter of Understanding (the “Letter”) with the UNIREN. Once the procedures set forth in the current regulations are fulfilled, the Letter will constitute the necessary precedent for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones (the Minute of Agreement of the Renegotiation) approved by Decree No. 2,332/90, as stated in Section 9 of Public Emergency Law.

The main terms and conditions of the Letter include:

•

The CNC and UNIREN determined that Telecom Argentina satisfactorily complied with the majority of the obligations required by the Transfer Agreement and the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006. The Regulatory Authority is currently analyzing these matters and their resolutions will be gradually known;

•	Telecom Argentina’s commitments to invest in the technological development and updating of its network;

•	Telecom Argentina’s commitment to the achievement of its long-term service quality objectives;

•	The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the current regulatory framework;

•

The Argentine Government’s commitment to consolidate an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that may take part in the process;

•

Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina—Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and proceedings filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other jurisdiction, on the grounds of any act or measure taken after the enactment of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect as from the 30th day of the conclusion of the public hearing to be held to debate the Letter. Once the Minute of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded. At the date of issuance of these financial statements, both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina—Inversiones S.L. have fulfilled this commitment;

•	The ending termination charge of international incoming calls to a local area will be increased to be equivalent to international standards, which is at present strongly depreciated;

•	Off-peak telephone hours corresponding to reduced tariffs shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was debated in a public hearing aimed at obtaining the necessary consensus for the final signing of the Minute of Agreement of the Renegotiation. The Minute of Agreement of Renegotiation will be effective once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve the Minute.

At the date of issuance of these financial statements, the Company is expecting the fulfillment of the necessary steps for the signing of the Minutes of Agreement of the Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Company’s management that the renegotiation agreement process will be successfully completed.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework (continued)

(e) Universal Service (“SU”) Regulation

The SU regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues to the SU fund. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation establishes a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the SU fund and the development of specific SU programs. However, material regulations to implement SU programs are still pending.

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance —in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network—, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that efforts should be made in the short term to go on with the initial programs, independently from the HPCM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After more than seven years from the beginning of the opening of the market and the coming into effect of the first regulations of the SU – and after six years from the coming into effect of its amendments-, said regulations are still to be implemented. Therefore, those under said regulations suppliers have not received set-offs for the supplies under the SU, which supplies they have been delivering since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations as regards the SU performance in general and the trust fund in particular, no contribution has been made effective to said fund. In relation to the abovementioned, Telecom decided not to record in its financial statements the net receivable it shall be entitled to when the SU fund guidelines are issued.

In Personal

Since January 2001, Personal has been recording a provision related to its obligation to make contributions to the SU fund. As of March 31, 2007, this provision amounts to $105.

As from January 2001, Personal, as well as the other wireless providers, had charged SU fund amounts to customers.

SC Resolution No. 99/05 required entities that derived revenues from telecommunications services to contribute 1% of these revenues to the SU fund, and prohibited billing to customers any SU amounts.

As a consequence, the CNC requested that Personal:

a)	discontinue billing SU amounts to customers;

b)	reimburse all collected SU amounts plus interest (applying the same rate used for overdue invoices from customers);

c)	clearly identify the reimbursed amounts in the invoices; and

d)	file certain information to the regulatory authority for the verification of the reimbursements.

Although the SC resolutions were appealed, management decided to reimburse the SU amounts which had been billed to post-paid customers from January 1, 2001 through June 28, 2005, the date on which Personal ceased billing SU amounts.

Although Personal reimbursed the SU amounts, it will not surrender its rights to consider the resolutions illegitimate and without merit.

During the first quarter of 2006, Personal fully reimbursed its active post-paid customers all previously billed SU amounts plus interest (amounting to $15). In addition, as from May 2006, Personal has reimbursed the SU amounts billed to its former customers and former post-paid customers that have changed into prepaid customers (amounting to $4) and still remains pending an amount of $6 that is available for collecting.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

2.	Regulatory framework (continued)

In December 2006, the CNC issued a preliminary report on the verification and control of the SU reimbursement, which stated that Personal fulfilled the reimbursement of the amounts including interest. However, the CNC is analyzing if the interest rate applied is that required by the CNC. As of the date of these financial statements, Personal has not received any claim on this matter. If any, Personal’s management together with its legal counsel believes that it has solid legal grounds to justify the interest rate applied.

(f) Tax Stability: Social Security contribution variations

On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in Social Security contributions occurring over the past several years and the planned use of the savings and increases that have resulted.

Pursuant to Resolution No. 41/07, Telecom Argentina will be able to offset the impact of costs borne as a result of increases in Social Security contribution rates implemented in accordance with the applicable regulations with the savings produced by the reduction of the level of Social Security contributions initially earmarked for the argentina@internet.todos Program.

The implementation by Telecom of Resolution No. 41/07 remains subject to tax audits by the Regulatory Authority. Management of the Company estimates that a positive balance in the Company’s favor will result from such audits and will be applied to other regulatory obligations, existing or to be determined in the future.

3.	Preparation of financial statements

(a) Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

(b) Basis of consolidation

These consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 14 for a description of certain condensed unconsolidated information).

A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owned and voting rights as of March 31, 2007 (i)
Voice, data and Internet	Telecom Argentina USA	100.00%
	Micro Sistemas (ii)	99.99%

Wíreless	Personal	99.99%
	Nucleo	67.50%

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity at March 31, 2007.

As of March 31, 2007, the operations from the subsidiary Publicom has been consolidated in a separate caption in the consolidated statement of income (“Discontinued operations”); so, the former reportable segment “Directories publishing” has been replaced for this line item in the Segment information. Additional information is given in Note 12.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3.	Preparation of financial statements (continued)

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law, the CPCECABA approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP. Changes in wholesale price indices for the periods indicated were as follows:

Periods	% change
January 2002 – February 2003	119.73
January 2002 – September 2003	115.03

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information for the period ended March 31, 2007, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As restated through September 30, 2003 (*) (I)	As reported (**) (II)	Effect (I) –(II)
Total assets	8,833	8,908	(75)
Total liabilities	6,544	6,571	(27)
Minority interest	76	76	—
Shareholders’ equity	2,213	2,261	(48)
Net income	141	135	6

(*)	As required by Argentine GAAP.
(**)	As required by CNV resolution.

(d) Interim financial information

The accompanying March 31, 2007 consolidated financial statements are unaudited. The interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments that are considered necessary for the fair presentation of the information in the financial statements. Operating results for the three-month period ended March 31, 2007 are not necessarily indicative of results that may be expected for any future periods.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3.	Preparation of financial statements (continued)

(e) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Reclassifications

Certain reclassifications of prior year information have been made to conform to the current year presentation.

(g) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The statement of cash flows has been prepared using the indirect method.

(h) Concentration of credit risk

The Company’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

The Company’s customers include numerous corporations. The Company serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Company’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed customer lines were 3,769,000 (unaudited) at March 31, 2007, and 3,637,000 at March 31, 2006 (unaudited) and wireless customer lines, excluding prepaid lines (Argentina and Paraguay combined) were 3,177,000 (unaudited) at March 31, 2007, and 2,427,000 (unaudited) at March 31, 2006.

The Company provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(i) Earnings per share

The Company computes net (loss) income per common share by dividing net income (loss) for the period by the weighted average number of common shares outstanding.

4.	Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Company. The Company’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as “Foreign currency translation adjustments”, a separate line item in the equity section.

(b) Revenue recognition

The Company’s principal sources of revenues by reportable segments are:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

Voice, data and Internet services

- Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue” in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Company from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on the Company’s network. Revenue is recognized as services are provided.

- International long-distance services:

The Company provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Company and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

- Data transmission and Internet services:

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services are rendered.

Revenues from the sale of modems and the related sale expenses (which are generally higher than the connection fees charged to customers) are recognized when the products are delivered and accepted by the customers.

Wireless telecommunication services

The Company provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges, roaming, charges for termination of calls coming from other cellular operators (“TLRD”), calling party pays charges (“CPP”) and additional charges for value-added services, including call waiting, call forwarding, three-way calling, voicemail, short message systems (“SMS”), and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

Equipment sales consist principally of revenues from the sale of wireless handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets, which are generally higher than the prices paid by the customers, are recognized when the products are delivered and accepted by them.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Discontinued operations (former “Directory publishing”, see Note 12)

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Company’s contractual obligation to customers.

Revenues related to Internet advertising are recognized at the time the advertisement is available on the Internet network.

(c) Foreign currency transaction gains/losses

Foreign currency transaction gains and losses are included in the determination of net income or loss.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs to fixed assets accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 28, 2003.

The net carrying value of these capitalized costs was $184 as of March 31, 2007 and $210 as of December 31, 2006 and will be fully amortized through December 31, 2008.

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement. This method is also called the “amortized cost” method and is equivalent to the face value of the receivables/payables plus the accrued interest less the collections/payments made at period-end.

As mentioned in Note 3.h, the Company provides for losses relating to doubtful accounts based on management’s evaluation of various factors.

(f) Other receivables and payables in currency not included in (e) and (g)

Other non-current receivables and non-current payables not included in (e) above and (g) below, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at period end.

Other current receivables and current payables are stated at face value.

(g) Deferred tax assets and liabilities and credits on minimum presumed income tax

Deferred tax assets and liabilities and minimum presumed income tax credits are stated at face value.

Since 2002, the Telecom Group, following the guidelines of the FACPCE, has treated the differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes as temporary differences. Additional information on the impact of this treatment in the Company’s financial position is given in Note 10.

(h) Investments

Time deposits are valued at their cost plus accrued interest at period end.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

The 2003 Telecommunications Fund is recorded at the lower of cost or net realizable value.

(i) Inventories, net

Inventories are stated at replacement cost, which does not exceed the net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the management of Personal and Nucleo decide to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the companies’ overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(j) Other assets, net

Fixed assets held for sale are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category. All amounts have been restated for inflation as mentioned in Note 3.c. which does not exceed the estimated realizable value of such assets. Where necessary, a provision was made for the adjustment of the restated cost at realizable value.

Other assets from discontinued operations are stated as follows:

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost and deferred until the related directories are distributed.

(k) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation as mentioned in Note 3.c.

As of the date of these financial statements, the Company has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 14.6% of the total transferred buildings, representing $13 of net carrying value as of March 31, 2007. Nevertheless, the Company is in complete possession of these fixed assets and operates them normally.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to its fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

The Company capitalizes interest on long-term construction projects. Interest capitalized was $5 and $3 for the three-month periods ended March 31, 2007 and 2006, respectively.

Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings received from ENTel	20
Buildings	11-50
Tower and pole	12-20
Transmission equipment	7-9
Wireless network access	7-9
Switching equipment	7-9
Power equipment	10
External wiring	17
Telephony equipment and instruments	6-9
Installations	4-12
Computer equipment	5-6

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

The Company is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Company, in most cases, has the right to renew the initial lease term. Accordingly, the Company records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

Fixed assets as a whole does not exceed the estimated realizable value (See 4.m below).

(l) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation as mentioned in Note 3.c.

Intangible assets comprise the following:

- Software obtained or developed for internal use

The Company has capitalized certain costs associated with the development of computer software for internal use. These costs are being amortized on a straight-line basis over a period ranging between 5 years and 6.5 years.

- Debt issue costs

Expenses incurred in connection with the issuance of debt are deferred and are being amortized under the interest method over the life of the related issuances.

- PCS license

The Company adopted RT 17, “Overall considerations for the preparation of financial statements”, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Company identified Personal’s PCS licenses as indefinite life intangibles.

- PCS and Band B of Paraguay licenses

Nucleo’s PCS and Band B licenses are amortized under the straight-line method over 10 years through fiscal year 2007.

- Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Acquisition costs are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from 7 to 29 years.

Intangible assets from discontinued operations (trademarks) are amortized under the straight-line method over 15 years.

(m) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Company’s financial position and results of operations, and changed the rules under which the Company operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Company has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each operating segment. In the preparation of such estimates and in connection with the fixed-line business, the Company has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s regulated tariffs which would enable Telecom Argentina to finance the technological renovation of its fixed-line network in the next years.

Based on the foregoing, the Company considered an impairment charge not to be necessary for its long-lived assets.

(n) Severance indemnities

Severance payments made to employees are expensed as incurred.

(o) Taxes payable

- Income taxes

As per Argentinean Tax Law, the provisions for income taxes in the statements of income for all periods presented have been computed on a separate return basis (i.e., assuming that the Company was not included in a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented. The statutory income tax rate in Paraguay was 10% for all periods presented.

- Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Company has utilized a portion of its tax loss carryforwards in the computation of income taxes for the year ended December 31, 2006. However, there are remaining tax loss carryforwards as of March 31, 2007. Accordingly, the Company has determined an additional proportional charge for the three-month period ended March 31, 2007 for the tax on minimum presumed income of $13, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Company’s tax projections and the 10-year legal expiration term for use of the credit.

- Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.0% for the three-month periods ended March 31, 2007 and 2006.

(p) Other liabilities

■ Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of March 31, 2007 and December 31, 2006 as required by RT 23. As of March 31, 2007, this provision amounts to $15.

■ Deferred revenue on sale of capacity

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided.

■ Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), the Company was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6% through September 2014.

(q) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. This criterion was used by Telecom Argentina to account for its respective debt restructuring in August 2005. Additional information is given in Note 8.

(r) Litigation

The Company, in the ordinary course of business, is subject to various legal proceedings. The reserve for contingencies was established considering the potential outcome of these matters and the legal counsel’s opinion.

(s) Derivatives to compensate future risks or minimized financial costs

Effective January 1, 2002, the Company adopted RT 20 issued by the FACPCE, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component between the Liabilities and the Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument or ineffective derivatives are adjusted to fair value through earnings.

During August and September 2005, following Telecom Argentina’s successful completion of its debt restructuring process, the Company entered into two foreign exchange currency swap contracts to hedge its exposure to the Euro and Japanese yen-denominated Notes fluctuations with respect to the US dollar. The principal terms and conditions of these contracts are disclosed in Note 8.2.

Considering that the Company’s cash flows generation is in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations (due to the existence of the prepaid terms described in Note 8.2), these hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in the financial results as “Loss on derivatives”.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

4.	Summary of significant accounting policies (continued)

Additionally, these instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Company considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

The Company does not enter into derivative contracts for speculative purposes.

(t) Vacation expenses

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

(u) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the three-month periods ended March 31, 2007 and 2006 are shown in Note 16.h. under the line item “Advertising”.

5.	Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of March 31, 2007	As of December 31, 2006
Cash	$13	$12
Banks	20	18

	$33	$30

(b) Investments

Investments consist of the following:

	As of March 31, 2007	As of December 31, 2006
Current
Time deposits	$965	$558
Mutual funds	35	73

	$1,000	$631

Non current
2003 Telecommunications Fund	$1	$1

	$1	$1

(c) Accounts receivable

Accounts receivable consist of the following:

	As of March 31, 2007	As of December 31, 2006
Current
Voice, data and Internet	$417	$433
Wireless (i)	441	411
Wireless – related parties (Note 7)	1	4

Subtotal	859	848
Allowance for doubtful accounts	(113)	(105)

	$746	$743

(i)	Includes $25 as of March 31, 2007 and $28 as of December 31, 2006 corresponding to Nucleo’s receivables.

(d) Other receivables

Other receivables consist of the following:

	As of March 31, 2007	As of December 31, 2006
Current
Prepaid expenses	$51	$34
Tax credits	23	36
Restricted funds	12	29
Other	43	40

Subtotal	129	139
Allowance for doubtful accounts	(11)	(11)

	$118	$128

Non current
Credit on minimum presumed income tax (i)	$309	$296
Derivatives	96	85
Restricted funds	15	15
Prepaid expenses	14	14
Other tax credits	10	9
Other	3	2

Subtotal	447	421
Allowance for doubtful accounts	(10)	(9)

	$437	$412

(i)	Considering the current expiration period (10 years), the Company considers the ultimate realization of the credit to be more likely than not based on current projections.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5.	Breakdown of the main accounts (continued)

(e) Inventories

Inventories consist of the following:

	As of March 31, 2007	As of December 31, 2006
Wireless handsets and equipment	$156	$188
Allowance for obsolescence	(15)	(12)

	$141	$176

(f) Other assets

Other assets consist of the following:

	As of March 31, 2007	As of December 31, 2006
Current
Fixed assets held for sale	$20	$20
Allowance for other assets	(5)	(5)

	$15	$15

Non current
Fixed assets held for sale	$19	$19
Allowance for other assets	(9)	(9)

	$10	$10

(g) Fixed assets

Fixed assets consist of the following:

	As of March 31, 2007	As of December 31, 2006
Non current
Net carrying value (Note 16.a)	$5,610	$5,761
Write-off of materials	(21)	(22)

	$5,589	$5,739

(h) Accounts payable

Accounts payable consist of the following:

	As of March 31, 2007	As of December 31, 2006
Current
Fixed assets suppliers	$380	$460
Inventories suppliers	138	253
Other assets and services suppliers	572	571

Subtotal	1,090	1,284
Deferred revenues	85	81
Agent commissions	90	70
SU reimbursement	6	6
Related parties (Note 7)	44	40

	$1,315	$1,481

(i) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of March 31, 2007	As of December 31, 2006
Current
Vacation, bonuses and social security payable	$121	$114
Special termination benefits	17	17

	$138	$131

Non current
Special termination benefits	$33	$32

(j) Taxes payable

Taxes payable consist of the following:

	As of March 31, 2007	As of December 31, 2006
Current
Tax on Universal Service	$105	$95
Turnover tax	45	46
VAT, net	16	8
Income tax, net (i)	5	3
Tax on minimum presumed income, net	18	18
Regulatory fees	11	12
Internal taxes	15	13
Other	15	26

	$230	$221

Non current
Deferred tax liabilities	$117	$68

(i)	Corresponds to Nucleo.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

5.	Breakdown of the main accounts (continued)

(k) Other liabilities

Other liabilities consist of the following:

	As of March 31, 2007	As of December 31, 2006
Current
Contributions to government programs	$13	$13
Deferred revenue on sale of capacity and related services	9	6
Court fee	3	3
Guarantees received	6	5
Other	10	9

	$41	$36

Non current
Deferred revenue on sale of capacity and related services	$63	$49
Asset retirement obligations	25	24
Court fee	14	14
Retirement benefits	15	14
Other	3	1

	$120	$102

(l) Net sales Net sales consist of the following:

	Three-month periods ended March 31,
	2007	2006
Voice	$619	$597
Data	41	35
Internet	123	100

Subtotal	783	732
Wireless in Argentina	1,180	811
Wireless in Paraguay	92	68

	$2,055	$1,611

(m) Gain on equity investees Gain on equity investees consists of the following:
	Three-month periods ended March 31,
	2007	2006
Gain on capital reimbursement of Nucleo	$—	$6

(n) Financial results, net Financial results, net consist of the following:

	Three-month periods ended March 31,
	2007	2006
Generated by assets
Interest income	$23	$19
Foreign currency exchange gain	8	9
Holding losses on inventories	(2)	(2)
Other	2	9

Total generated by assets	$31	$35

Generated by liabilities
Interest expense	$(84)	$(101)
Less capitalized interest on fixed assets	5	3
Loss on discounting of debt	(14)	(29)
Foreign currency exchange loss	(85)	(118)
Gain on derivatives	15	27

Total generated by liabilities	$(163)	$(218)

	$(132)	$(183)

(o) Other expenses, net Other expenses, net consist of the following:

	Three-month periods ended March 31,
	2007	2006
Provision for contingencies	$(17)	$(28)
Severance indemnities and special termination benefits	(14)	(7)
Allowance for obsolescence of inventories	(3)	(1)
Allowance for doubtful accounts and other assets	(1)	(3)
Allowance for obsolescence of materials	—	(6)
Other, net	3	3

	$(32)	$(42)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

6.	Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years/periods shown in the statements of cash flows:

	As of March 31,		As of December 31,
	2007	2006	2006	2005
Cash and banks	$33	$58	$30	$44
Current investments	1,000	1,016	631	596

Total as per balance sheet	$1,033	$1,074	$661	$640
Less:
Items not considered cash and cash equivalents
• Government bonds (i)	—	—	—	(40)

Total cash and cash equivalents as shown in the statement of cash flows	$1,033	$1,074	$661	$600

(i)	Corresponds to the current portion of held-to-maturity investments.

The financial and holding results included in the total cash flows provided by operating activities are as follows:

	Three-month periods ended March 31,
	2007	2006
Foreign currency exchange gain on cash and cash equivalents	$4	$7
Interest income generated by current investments	13	10
Interest income generated by accounts receivable	10	9

Subtotal	27	26
Other cash flows provided by operating activities	642	616

Total cash flows provided by operating activities	$669	$642

Income taxes eliminated from operating activities components:

	Three-month periods ended March 31,
	2007	2006
Reversal of income tax included in the statement of income	$52	$(31)
Income taxes paid	(6)	(11)

Total income taxes eliminated from operating activities	$46	$(42)

Changes in assets/liabilities components:

	Three-month periods ended March 31,
	2007	2006
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$—	$(6)
Trade accounts receivable	(25)	(14)
Other receivables	8	(20)
Inventories	29	(50)

	$12	$(90)

Net (decrease) increase in liabilities
Accounts payable	$(94)	$148
Salaries and social benefits payable	8	6
Taxes payable	(1)	(46)
Other liabilities	23	4
Contingencies	(7)	(2)

	$(71)	$110

Interest paid during the three-month periods ended March 31, 2007 and 2006 (including debt restructuring related expenses), amounted to $12 and $34, respectively.

•	Main non-cash operating transactions:

	Three-month periods ended March 31,
	2007	2006
Provision for minimum presumed income tax	$13	$12
Derivatives	11	—
Foreign currency translation adjustments in assets	5	21
Foreign currency translation adjustments in liabilities	1	11

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

6.	Supplementary cash flow information (continued)

•     Most significant investing activities:

Fixed assets acquisitions include:

	Three-month periods ended March 31,
	2007	2006
Acquisition of fixed assets (Note 16.a)	$(190)	$(185)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(187)	(109)
Less:
Acquisition of fixed assets through incurrence of accounts payable	115	121
Capitalized interest on fixed assets	5	3
Wireless handsets lent to customers at no cost (i)	1	1

	$(256)	$(169)

(i)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Three-month periods ended March 31,
	2007	2006
Acquisition of intangible assets (Note 16.b)	$(8)	$(20)
Plus:
Cancellation of accounts payable used in prior years acquisitions	(1)	(1)
Less:
Acquisition of intangible assets through incurrence of accounts payable	8	20

	$(1)	$(1)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Three-month periods ended March 31,
	2007	2006
Government bonds with maturities of more than three months	$—	$46

Total cash flows from investments not considered as cash equivalents	$—	$46

•     Financing activities components:

	Three-month periods ended March 31,
	2007	2006
Debt proceeds	$—	$30
Payment of bank loans	(30)	(40)
Payment of interest on Notes	(3)	—
Payment of interest on bank loans	(9)	(12)
Payment of debt restructuring related expenses	—	(22)

Total financing activities components	$(42)	$(44)

7  –  Related party transactions

(a) Controlling group

As of March 31, 2007, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina, representing 54.74% of the total common stock of Telecom Argentina. Nortel’s ordinary shares were owned equally by the Telecom Italia Group and the France Telecom Group prior to December 2003.

On December 19, 2003, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interests in Sofora. Following the approval obtained from the regulatory authorities, the France Telecom Group sold its 48% interest in Sofora plus a put option for the remaining 2% to W de Argentina – Inversiones S.L. for a total purchase price of US$125 million. The put option will be exercisable from January 31, 2008 through December 31, 2013.

As of March 31, 2007, the shareholders of Sofora are the Telecom Italia Group representing 50%, W de Argentina – Inversiones S.L. representing 48% and the France Telecom Group representing 2% of Sofora’s capital stock. W de Argentina – Inversiones S.L. has granted two call options to the Telecom Italia Group to purchase its equity interest in Sofora for an aggregate purchase price of US$60 million. The first call option to acquire 48% of the equity interest of Sofora may be exercised within 15 days after December 31, 2008. The second call option to acquire the remaining 2% of the equity interest of Sofora may be exercised at any time between December 31, 2008 and December 31, 2013.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7 – Related party transactions (continued)

(b) Related parties

Related parties are those legal entities or individuals which are related to the indirect shareholders of the Company.

(c) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. For the periods presented, the Company has not conducted any transactions with executive officers and/or persons related to them. In addition, the Company has conducted non significant transactions with its direct shareholder, Nortel, for the periods presented. Those balances and transactions are less than $1; therefore they are not shown due to rounding.

The following is a summary of the balances and transactions with related parties as of March 31, 2007 and as of December 31, 2006 and for the three-month periods ended March 31, 2007 and 2006:

	As of March 31, 2007	As of December 31, 2006
Accounts receivable
Telecom Italia S.p.A. (a) (c)	$1	$2
TIM Celular S.A. (a)	—	2

	$1	$4

Accounts payable:
Telecom Italia Sparkle S.p.A. (a)	$25	$15
Telecom Italia S.p.A. (a) (c)	9	7
Italtel Argentina S.A. (a)	5	6
Entel S.A. (Bolivia) (a)	2	1
Etec S.A. (a)	1	1
Italtel S.p.A. (a)	—	1
TIM Celular S.A. (a)	—	6
Latin American Nautilus Argentina S.A.(a)	—	2
Latin American Nautilus USA Inc (a)	—	1
Caja de Ahorro y Seguro S.A. (b)	1	—
La Caja Aseguradora de Riesgos del Trabajo ART S.A.(b)	1	—

	$44	$40

		Three-month periods ended March 31,
	Transaction description	2007	2006
Services rendered:
Related parties as of March 31, 2007
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	$1	$1
Latin American Nautilus Argentina S.A. (a)	International inbound calls	1	—
Telecom Italia S.p.A. (a) (c)	Roaming	2	1
TIM Celular S.A. (a)	Roaming	3	2

Total net sales		$7	$4

Services received:
Related parties as of March 31, 2007
Telecom Italia S.p.A. (a) (c)	Fees for services and roaming	(3)	(1)
Entel S.A. (Bolivia) (a)	International outbound calls	(1)	(1)
Etec S.A. (a)	International outbound calls	(1)	(1)
Telecom Italia Sparkle S.p.A. (a)	International outbound calls	(3)	(2)
TIM Celular S.A. (a)	Roaming and Maintenance, materials and supplies	(2)	(1)
Italtel Argentina S.A. (a)	Maintenance, materials and supplies	(1)	(2)
La Caja Aseguradora de Riesgos del Trabajo ART S.A (b)	Insurance (*)	(1)	(1)
Caja de Seguros S.A. (b)	Insurance	(1)	(1)

Total operating costs		$(13)	$(10)

(*)	Shown in Note 16.h. under the line item “Salaries and social security”.

	Three-month periods ended March 31,
	2007	2006
Purchases of fixed assets/intangible assets:
Related parties as of March 31, 2007
Telecom Italia Sparkle S.p.A. (a)	$7	$—
Italtel Argentina S.A. (a)	4	9
Latin American Nautilus Argentina S.A.(a)	1	—

Total fixed assets and intangible assets	$12	$9

(a)	Such companies relate to Telecom Italia Group.
(b)	Such companies relate to W de Argentina—Inversiones S.L.
(c)	Transactions with Telecom Italia Mobile S.p.A. are disclosed together with the transactions with Telecom Italia S.p.A., as a consequence of the merger of these companies.

The transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

7  –  Related party transactions (continued)

(d) Dissolution of Cable Insignia

Since Cable Insignia has no operations, on April 25, 2003, the Annual Shareholders’ Meeting of Cable Insignia had approved the entity’s dissolution. On October 17, 2006, the Extraordinary Shareholders’ Meeting of Cable Insignia approved the closing financial statements and winding-up of assets and liabilities. Personal received $0.4 million in this connection.

8  –  Debt

8.1.	The Company’s short-term and long-term debt

As of March 31, 2007 and as of December 31, 2006, the Company’s short-term and long-term debt comprises the following:

	As of March 31, 2007	As of December 31, 2006
Short-term debt:
• Principal:
Notes	$1,032	$1,014
Bank loans	347	334

Subtotal	1,379	1,348
• Accrued interest	109	42
• Derivatives	1	5

Total short-term debt	$1,489	$1,395

Long-term debt:
• Principal:
Notes	$2,852	$2,798
Bank loans	10	51

Subtotal	2,862	2,849
• Effect on discounting of debt	(132)	(146)

Total long-term debt	$2,730	$2,703

Total debt	$4,219	$4,098

The following table segregates the Telecom Group’s debt by company as of March 31, 2007 and as of December 31, 2006:

	Telecom	Personal	Nucleo	Consolidated as of March 31, 2007	Consolidated as of December 31, 2006
♦ Principal	3,058	1,163	20	4,241	4,197
♦ Accrued interest	89	20	—	109	42

Subtotal	3,147	1,183	20	4,350	4,239
♦ Effect on discounting of debt	(132)	—	—	(132)	(146)
♦ Derivatives	1	—	—	1	5

Total debt	3,016	1,183	20	4,219	4,098

■ Current	1,078	401	10	1,489	1,395
■ Non current	1,938	782	10	2,730	2,703

8.2.	Debt of Telecom Argentina

On August 31, 2005, Telecom Argentina completed its debt restructuring and complied with the terms of the APE. The Company issued Series A and B Notes and made mandatory and optional principal prepayments. Such prepayments effectively prepaid all principal amortization payments originally scheduled through October 15, 2007. As from October 2005 through April 2007, the Company has made additional mandatory and optional principal prepayments which prepaid all principal amortization payments originally scheduled up to October 2009 and 31.8% of the principal amortization payment originally scheduled due April 2010.

Pursuant to the terms of the APE, non-participating creditors were entitled to receive consideration in the form of Series A Notes and cash consideration under Option A. Such consideration, plus the payments described above, payable to non-participating creditors was available for collection and transferred to the respective clearing houses, as ruled by the Courts of New York under Section 304 of the U.S. Bankruptcy Law.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8  –  Debt (continued)

•	New Notes

Terms and conditions

Series A Notes will be due in 2014 and Series B Notes will be due in 2011. Series A Notes and Series B Notes were split into listed and unlisted notes.

Series A-1 Notes are dollar- or euro-denominated listed notes. Series A-2 Notes are dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes are dollar-denominated notes only.

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 14, 2008	From October 15, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

Rating

	Standard & Poors International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
March 31, 2007	B+	A+	B	A

Covenants

Mandatory prepayments

If the Company generates “Excess Cash” as contractually defined and calculated, such Excess Cash generally will be applied on a semi-annual basis to make payments on the remaining scheduled installments of the debt instruments in its direct order of maturity.

Excess cash is measured semi-annually based on the consolidated financial statements of the Company (excluding Personal and Nucleo) as of June 30 and December 31 of each year, and any excess cash should be applied no later than the due date of the scheduled amortization payments immediately subsequent to each June 30 or December 31, respectively.

Based on the December 31, 2006 consolidated financial statements, the Company has determined an “excess cash” of $254 (equivalent to US$ 83 million), that was paid on April 16, 2007.

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the new Notes will have to be at least two and a half times such distribution payment.

Also, the Notes are redeemed at Telecom Argentina’s option, in whole or in part, without payment of any premium or penalty, at any time after the issuance date and prior to the maturity date at the redemption price equal to 100% of the outstanding principal amount thereof (adjusted to take into account any prepayments or repurchases), together with accrued interest, if any, to the date fixed for redemption and the corresponding additional amounts, if any. Telecom Argentina, at its option, may make payments on the remaining scheduled installments of the debt instruments in direct order of maturity.

Telecom must make an offer to redeem all outstanding notes, as described in the Indenture, in the case of a change of control.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8  –  Debt (continued)

Negative covenants

The terms and conditions of the new Notes require that the Company complies with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the Trust Agreement), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless Telecom Argentina meets a specified indebtedness/EBITDA ratio with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and Nucleo) of 2.75 to 1, except for certain permitted liens;

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, the Company cannot make any investment in securities or indebtedness of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal;

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales, in some circumstances, shall be used to pay the relevant debt instrument;

e)	Sale and leaseback transactions: Telecom shall apply any net cash proceeds of such transaction to the purchase or optional redemption of Notes;

f)	Capital expenditures except for those expressly permitted (the extraordinary meeting of noteholders held on March 27, 2006, has eliminated Personal’s restriction);

g)	Telecom will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

On March 27, 2006, the Company held an extraordinary meeting of noteholders to amend the Trust Agreement dated August 31, 2005 entered into by the Company and the Bank of New York as Trustee, Payment Agent, Transfer Agent and Registrar. The approved amendments were as follows:

(i)	Amend Clauses (a) and (c) of Section 3.17 “Limitation on Capital Expenditures” to eliminate Personal’s restriction to its capacity to make capital expenditures;

(ii)	Amend Section 3.21 “Reinvestment of Dividends Paid by Telecom Personal” to eliminate it in its entirety. This section establishes that Telecom Argentina should reinvest in Personal any dividend received by Personal; and

(iii)	Eliminate certain definitions, such as, “Telecom Personal Permitted Capital Expenditures” and “Telecom Personal Distribution Payment”

On March 27, 2006, the Bank of New York as Trustee entered into a supplementary Trust Agreement with Telecom Argentina in order to include the approved amendments. The Company paid to the noteholders that voted the amendments consent fees for $18. These fees were deferred and are amortized under the interest method over the life of the debt.

Events of default

The terms and conditions of the new Notes provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of the Company’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million;

(iii)	Any final judgment against Telecom Argentina providing for the payment of an aggregate amount exceeding US$ 20 million and, having passed the specified term, without being satisfied, discharged or stayed;

(iv)	Any voluntary petition for bankruptcy by Telecom Argentina, special bankruptcy proceedings or out-of-court reorganization agreements;

(v)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina and/or any of its restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations and,

(vi)	Any failure on the part of Telecom to duly observe and perform any of the commitments and covenants in respect of the Notes, in excess of the terms permitted under the Trust Agreement.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8  –  Debt (continued)

Should any of the events of default above described occur, with respect to Telecom Argentina or, if applicable, any of its restricted subsidiaries, then Telecom Argentina shall be in default under the new Notes.

Provided any of the events of default occurs, the creditors are entitled, at their option, and subject to certain conditions, to demand the principal amount and accrued interest of the relevant debt instrument to be due and payable.

Upon a “major devaluation” event (a devaluation of the argentine peso of 25% or more in any period of six consecutive months after the issuance date as compared to January 1, 2004), Telecom Argentina may reschedule principal amortization payments on any or all series of notes under certain circumstances described in the Indenture. Telecom Argentina may exercise its right to reschedule principal payments with respect to any series of notes up to two times, but may not elect to reschedule two consecutive payments. Telecom Argentina’s right to reschedule any principal payment shall immediately terminate upon the making of any Distribution Payment by Telecom Argentina, among other circumstances, as described in the Indenture.

Measurement of the new Notes

The new debt was initially recorded at fair value. Fair value was determined by the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the moment of the debt restructuring (August 2005). Based on the opinion of an external financial expert, the estimated payments of the restructured debt have been discounted to its present value (at each measurement date) using the August 31, 2005 discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes (all tax-free rates for the noteholders, as applicable).

Description of the new Notes

The following table shows the main characteristics of the outstanding series of Notes as of March 31, 2007:

					Book value at March 31, 2007 (in million of $)					Fair value as of March 31, 2007
Series	Class	Nominal value (in millions)	Outstanding debt	Maturity date	Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total
Listed
A-1	1	US$ 98	US$ 70	October 2014	217	6	223	(14)	209	218
A-1	2	Euro 493	Euro 353	October 2014	1,461	32	1,493	(88)	1,405	1,456
B-1	—	US$ 933	US$ 298	October 2011	922	43	965	(2)	963	983

					2,600	81	2,681	(104)	2,577	2,657

Unlisted
A-2	1	US$ 7	US$ 5	October 2014	16	—	16	(1)	15	17
A-2	2	Euro 41	Euro 29	October 2014	122	3	125	(7)	118	121
A-2	3	Yen 12,328	Yen 8,815	October 2014	233	2	235	(20)	215	228
A-2	4	$ 26	(**)$ 22	October 2014	22	—	22	—	22	22
B-2	—	US$ 66	US$ 21	October 2011	65	3	68	—	68	69

					458	8	466	(28)	438	(*)457

					3,058	89	3,147	(132)	3,015	3,114

(*)	Corresponds to the estimates made by the Company considering the fair value of the Listed Notes.
(**)	The outstanding debt includes the CER adjustment.

•     Potential claims by non-participant creditors

On October 12, 2005, Telecom requested that the overseeing judge declare that, by the issuance of debt with new payment terms and the payment of cash consideration pursuant to the APE on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law. On December 14, 2005, the reviewing court ordered the APE execution, which order was not appealed.

Telecom Argentina believed that certain non-participating creditors might file actions in the United States against it to seek collection of their original investments. Accordingly, on September 13, 2005, Telecom Argentina filed a petition with the Courts of New York under Section 304 of the U.S. Bankruptcy Law seeking execution of the APE process in the United States.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8 – Debt (continued)

On October 11, 2005, the opposing party in the action, the US Bank N.A. (First Trust of New York), did not object to the execution of the APE process in the United States. However, an alleged creditor, the Argo Fund, filed an action against Telecom’s petition. On February 24, 2006, a ruling was granted in favor of Telecom Argentina’s position. The final judgment (i) approved the execution of the APE process in the United States, (ii) ruled that the Trustee of the Indenture and the non-participating creditors were bound by the terms of the APE process and (iii) ruled that the restructured notes were extinguished by law and had to be settled. The Argo Fund appealed the judgment with the District Court. In November 2006, the appeal was denied and the judgment was confirmed. The Argo Fund re-appealed the judgment which is still pending resolution. Monies available to non-participating creditors’ were transferred to the respective clearing houses.

In case Telecom Argentina is granted an unfavorable ruling, it expects that any potential claim from unsecured non-participating creditors will be rejected under Articles 56 and 76 of the Argentine Ley de Concursos, which establishes that the APE is binding to all unsecured creditors outstanding as of the date of submission of the APE process for judicial approval.

•	Derivatives

As indicated in Note 4.s, having successfully completed its debt restructuring process, in August and September 2005, Telecom Argentina entered into two foreign exchange currency swap contracts to hedge its exposure to US dollar fluctuations related to the Euro and Japanese yen-denominated new Notes. These swap agreements establish, among other typical provisions for this type of transaction, the early termination provision without any payment obligation by either party, in the event that (i) the Company fails to pay certain of its obligations, (ii) certain of the Company’s obligations are accelerated, (iii) the Company repudiates or declares a moratorium with respect to certain of its obligations, (iv) the Company restructures certain of its obligations in a certain way, or (v) the Company becomes insolvent or bankrupt or is subject to in-court or out-of-court restructuring or a voluntary and/or involuntary bankruptcy proceeding. These hedge contracts do not include any collateral.

The nature and detail of the outstanding swap contracts at March 31, 2007 are as follows:

Characteristics of the agreement	Swap in euros	Swap in Yen
- Date of the contract	08.23.05	09.30.05
- Principal swap exchange rate	1.2214 US$/Euro	113.3 Yen/US$
- Outstanding principal to receive subject to contract	€ 379 million	¥ 8,742 million
- Outstanding principal to render subject to contract	US$ 462 million	US$ 77 million
- Interest rate to be received in Euro/Yen (*)	4.83% annual	1.93% annual
- Interest rate to be paid in US$	6.90% annual	6.02% annual
- Total principal and interest to be received	€ 409 million	¥ 9,024 million
- Total principal and interest to be paid	US$ 516 million	US$ 85 million
- Swap estimated market value as of 03.31.07 – (assets) liabilities	(US$ 34.7 million)	US$ 4.1 million

(*)	Coincident to the new Notes rates nominated in that currency in such period.

8.3. Restructured debt of the subsidiaries

(a)	Personal

1.	New notes

On December 22, 2005, Personal used the proceeds of the issuance of new notes (as further described below) and bank loans together with available cash to fully settle the outstanding indebtedness which had been restructured back in November 2004. Personal’s objective was to improve its debt profile, by modifying its interest rates.

The Shareholders Meeting of Personal authorized the Board of Directors to determine the terms and conditions of the issue, including but not limited to, amount, price, interest rate and denomination of the notes.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8  –  Debt (continued)

The following table shows the outstanding series of Notes as of March 31, 2007:

Series	Nominal value (in millions)		Term in years	Maturity date	Annual rate %	Book value as of March 31, 2007 (in million of $)				Fair value as of March 31, 2007
						Principal	Accrued interest	Issue discount and underwriting fees	Total
2		$87	3	December 2008 (a)	(b) 14.83	87	—	—	87	(c) 87
3	US$	240	5	December 2010	9.25	744	19	(5)	758	800

					Total	831	19	(5)	845	887

(a)	The maturity dates of the four outstanding installments of this series are: June 2007, December 2007, June 2008 and December 2008, respectively.
(b)	Floating Badlar plus 6.5%. Badlar for the period March 22, 2007 through June 22, 2007 is 8.33%. Total interest rate cannot be lower than 10% or higher than 20%.
(c)	As there were no operations in institutional markets during the last quarter, Personal estimates that the fair value does not differ from book value.

Personal may, at any time and from time to time, purchase notes at market price in the secondary market.

Rating

	Standard & Poor’s International Ratings LLC, Argentine branch		Fitch Ratings
	International scale	Local scale	International scale	Local scale
Date of issuance	B-	BBB-	B-	BBB-
March 31, 2007	B+	A+	B	A

2. Bank loans

In October 2005, Personal entered into a US$20 million loan agreement with a financial institution due February 2008. As of March 31, 2007, the book value of this loan amounts to $36 (in February 2007, Personal had made a principal prepayment of US$8 million).

On December 22, 2005, Personal entered into two Syndicated loans for an amount of US$ 69 million and $87, respectively.

The following table shows the main characteristics of the syndicated loans as of March 31, 2007:

Loans	Nominal value (in millions)		Term in months	Maturity date	Annual rate %	Book value at March 31, 2007 (in million of $)
						Principal	Accrued interest	Total
Peso Facility
Tranche A		$57	18	June 2007	12.20	57	—	57
Tranche B		$30	24	December 2007	13.10	30	—	30
Dollar Facility
Tranche A	US$	34.5	18	June 2007	(a) 7.35	107	—	107
Tranche B	US$	34.5	24	December 2007	(a) 7.60	107	1	108

					Total	301	1	(b) 302

(a)	These loans were issued at a 3-months LIBOR plus 2% for Tranche A and plus 2.25% for Tranche B. LIBOR for the period March 22, 2007 through June 22, 2007 is 5.35%
(b)	As there were no operations in institutional markets during the last quarter, Personal estimates that the fair value does not differ from book value.

3. Covenants

The terms and conditions of Personal’s new Notes require that Personal comply with various covenants, including:

•	in the case of a change of control, Personal shall make an offer to redeem all outstanding notes, as described in the Indenture;

•

in the case of Series 3, if at any time the Leverage Ratio (total outstanding indebtedness / consolidated EBITDA for the most recently completed period of four consecutive fiscal quarters) is in excess of 3.00 to 1.00 and Personal makes any payment of dividends, the rate of interest accruing on the notes shall increase by 0.5% per annum.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8  –  Debt (continued)

The terms and conditions of Personal’s Syndicated loans require that Personal comply with various covenants, including:

•	Maximum Leverage Ratio: the Leverage Ratio as of the end of the last four quarters shall not be greater than 1.75:1.00;

•

Interest Coverage Ratio: the Interest Coverage Ratio (Consolidated quarterly EBITDA / accrued interest for quarterly—including amortization issue discount-) for any fiscal quarter shall not be lower than 3.00:1.00.

4. Negative covenants

The terms and conditions of Personal’s new Notes as well as the terms of the respective Syndicated loans require that Personal comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Personal or its subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness unless on the date of the incurrence of such indebtedness, after giving effect to such incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio does not exceed 3.00 to 1.00;

c)	Making any investments (other than permitted investments) either directly or indirectly through its subsidiaries in any person (individuals or entities);

d)	Permitting any of its subsidiaries to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service, with any holder of 10% or more of the capital stock of Personal, except upon terms not less favorable to Personal or such subsidiary than those that could be obtained in a comparable arm’s-length transaction with a person that is not an affiliate of Personal;

e)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents;

f)	Sale and leaseback transactions;

g)	Personal will not merge into or consolidate with any person or sell, assign, transfer or otherwise convey or dispose of all or substantially all of its assets, except for certain permitted conditions.

5. Events of default

The terms and conditions of Personal’s new Notes as well as the terms of the respective Syndicated loans of Personal provide for certain events of default as follows:

a)	Failure to pay principal or interest;

b)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of Personal or its subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million and shall continue after the grace period;

c)	Any final judgment against Personal or its subsidiaries providing for the payment of an aggregate amount exceeding US$ 20 million;

d)	Any voluntary petition for bankruptcy by Personal or its subsidiaries, special bankruptcy proceedings or out-of-court reorganization agreements and,

e)	Any event or condition which results in the revocation or loss of the licenses held by either Personal and/or any of its subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations.

Should any of the events of default above described occur, with respect to Personal or, if applicable, any of its subsidiaries, then Personal shall be in default under the new Notes and the new loan agreements, as applicable.

Provided any of the events of default occurs, the creditors are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

8  –  Debt (continued)

(b) Nucleo

During the first quarter of 2006, Nucleo entered into new loans with banks with operations in Paraguay for a total amount of US$ 9.5 million; these funds plus Nucleo’s own funds (US$ 7.5 million) were used to cancel the remaining financial debt of US$ 59 million, refinanced in November 2004.

Related to the new debt, Nucleo cancelled US$ 1.5 million during July and August 2006, and U$S 1.6 million during the first quarter of 2007. The terms and conditions of the new loans entered into between Nucleo and banks with operations in Paraguay include, among other standard provisions for this type of transaction, the following clauses:

•	the reimbursement of the loan shall be made in semiannual payments, the later of which to be paid on February 27, 2009; the payment of accrued interests shall be made quarterly.

•

the debt accrues interest at an annual nominal rate of 5.9% for its effective first year, and might be adjusted according to US LIBOR variations, in accordance with the conditions of each contract in particular.

9  –  Shareholders’ equity

(a) Common stock

At March 31, 2007, the Company had 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock (51% of the total capital stock), 440,910,912 shares of $1 par value Class B Common Stock (44.79% of the total capital stock) and 41,435,767 shares of $1 par value Class C Common Stock (4.21% of the total capital stock—see c below). Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The Company’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only 404,078,504 of Class B shares are traded since Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares; and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP, plus/less previous years adjustments and, if any, considering the absorption of accumulated losses, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Accordingly, Telecom Argentina has absorbed the legal reserve in its entirety. Telecom Argentina will not be able to distribute dividends until the Company absorbs the total amount of accumulated losses and restores the legal reserve.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan.

In 1999, a decree of the Argentine Government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9 – Shareholders’ equity (continued)

In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for a meeting in order to establish the Executive Committee of the PPP. The Meeting held on September 6, 2005, established this Executive Committee with the purpose of the release of the injunction against 40,093,990 shares held in the Trust, in order to effect the conversion to Class B shares.

The Annual General and Extraordinary Meetings, and the Special Class “C” Meeting (the “Meetings”), held on April 27, 2006, approved that the power for the conversion of up to 41,339,464 Class “C” ordinary shares into the same amount of Class “B” ordinary shares, be delegated to the Board of Directors. The conversion will take place in one or more times, based on: a) what is determined by Banco de la Ciudad de Buenos Aires (Fiduciary agent of PPP) as the case may be; and b) the amount of Class “C” shares eligible for conversion. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Company’s executive officers. During fiscal year 2006, 4,496,471 Class “C” ordinary shares were converted into Class “B” ordinary shares.

Class “C” shares of the Fund of Guarantee and Repurchase which were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada” were not eligible for conversion. As of the date of these consolidated financial statements, the injunction was not released, although it is limited to the amount of 4,593,274 shares.

Class “C” shares are still part of the Fund of Guarantee and Repurchase and are subject to the injunction described above.

10.	Income tax

As describe in Note 4.o, the Company accounts for income taxes in accordance with the guidelines of RT 17.

Income tax benefit (expense) for the three-month periods ended March 31, 2007 and 2006 consists of the following:

	Three-month periods ended March 31,
	2007	2006
Current tax expense (i)	$(3)	$(1)
Deferred tax (expense) benefit	(59)	16
Valuation allowance	10	16

Income tax benefit (expense) (ii)	$(52)	$31

(i)	Corresponds to Nucleo.
(ii)	In 2007, $(23) corresponds to Telecom, $(28) corresponds to Personal and $(1) corresponds to Nucleo.

In 2006, $20 corresponds to Telecom, $12 corresponds to Personal and $(1) corresponds to Nucleo.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of March 31, 2007				As of December 31, 2006
	Telecom	Personal	Nucleo	Total
Tax loss carryforwards	$475	$113	—	588	$720
Allowance for doubtful accounts	39	33	—	72	67
Provision for contingencies	87	30	—	117	113
Other deferred tax assets	80	19	—	99	96

Total deferred tax assets	681	195	—	876	996
Fixed assets	(92)	(57)	2	(147)	(167)
Inflation adjustments (i)	(588)	(72)	(1)	(661)	(702)

Total deferred tax liabilities	(680)	(129)	1	(808)	(869)

Subtotal deferred tax assets (liabilities)	1	66	1	68	127
- Valuation allowance	(185)	—	—	(185)	(195)

Net deferred tax (liabilities) assets as of March 31, 2007	(184)	66	1	$(117)

Net deferred tax (liabilities) assets as of December 31, 2006	$(161)	$94	$(1)		$(68)

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

Income tax benefit (expense) for the three-month periods ended March 31, 2007 and 2006 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Argentina	International	Total
Pre-tax income on a separate return basis	253	16	269
Non taxable items	(78)	(10)	(88)

Subtotal	175	6	181
Statutory income tax rate	35%	10%

Income tax expense at statutory tax rate	(61)	(1)	(62)
Change in valuation allowance (*)	10	—	10

Income tax expense as of March 31, 2007	(51)	(1)	(52)
Pre-tax income on a separate return basis	(38)	16	(22)
Non taxable items	(8)	—	(8)

Subtotal	(46)	16	(30)
Statutory income tax rate	35%	10%

Income tax benefit (expense) at statutory tax rate	16	(1)	15
Change in valuation allowance (*)	16	—	16

Income tax benefit (expense) as of March 31, 2006	32	(1)	31

(*)	Corresponds to Telecom Argentina.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

As of March 31, 2007, the Company had accumulated operating tax loss carryforwards of $588. The following table details the operating tax loss carryforwards segregated by company:

Expiration year	Telecom Argentina	Personal	Total consolidated
2007	$437	$84	$521
2009	34	—	34
2010	—	29	29
2011	4	—	4

Total	$475	$113	$588

Decree No. 2,568/02 of the Argentine Government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was deducted entirely for income tax purposes in fiscal year 2002. However, the Company and its tax advisors had interpreted the Decree to require the entire amount ($3.37 minus $1) to be deducted for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on a number of factors, including the Argentine Government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Company anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a portion of its deferred tax assets that, as of March 31, 2007, a valuation allowance for an amount of $185 has been provided for Telecom Argentina’s related deferred tax assets.

11.	Commitments and contingencies

(a) Purchase commitments

The Company has entered into various purchase commitments amounting in the aggregate to approximately $832 as of March 31, 2007, primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

(b) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, the Company contributed $1.5 at the inception of the Fund. In addition, management announced that it is the Company’s intention to promote agreements with local suppliers which would facilitate their access to financing.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11.	Commitments and contingencies (continued)

(c) Contingencies

The Company is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of its business. In order to determine the proper level of reserves relating to these contingencies, the management of the Company, based on the opinion of its internal and external legal counsels, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual case. The determination of the required reserves may change in the future due to new developments or changes as a matter of law or legal interpretation. Consequently, as of March 31, 2007, the Company has established reserves in an aggregate amount of $329 to cover potential losses under these claims and certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of March 31, 2007, these restricted funds totaled $28. The Company has classified these balances to other receivables on the Company’s balance sheet.

In the last fiscal years, a series of changes in legal interpretations of precedents (among others, in tax matters) has affected the Company’s positions. By means of this, in December 2003, the AFIP (the Argentine Federal Tax Authority) assessed additional income taxes for the 1997 tax year on certain deductions for uncollectible credits.

In August 2005, Telecom Argentina appealed the claim. During 2006, Telecom Argentina paid $10.8 in principal and $8.3 in interest (that were recorded as a provision during fiscal year 2005). In case the position is sustained in Telecom Argentina’s favor, there will be a contingent receivable against the National Government amounting to $19.1 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit.

The AFIP has also assessed additional income tax claims for the 1998, 1999 and 2000 tax years. As of the date of these financial statements, Telecom Argentina appealed these sentences issued by the National Fiscal Court. Telecom Argentina together with its legal counsel believes it has meritorious legal defenses in case of any potential unfavorable judgment.

In addition, the Company is subject to other claims and legal actions that have arisen in the ordinary course of its business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Company’s management, based upon the information available at this time and consultation with external and internal legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Company’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these actions.

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not the Company, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold the Company harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Company for these claims through the issuance of treasury bonds. As of March 31, 2007, total claims in these labor lawsuits amounted to $11.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11.	Commitments and contingencies (continued)

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network. In May 2005, Telecom Argentina was notified of the National Fiscal Court’s unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. As of the date of issuance of these consolidated financial statements, Telecom Argentina paid $12.5 in principal and $24.8 in interest and has recorded a charge to income taxes of $12.5 and financial results, net (interest generated by liabilities) of $24.8 in the statement of income.

In the event judicial appeals are sustained in its favor, Telecom Argentina will have a contingent receivable against the National Government amounting to $37.3 which estimates it would recover through government bonds. Under Argentine GAAP, as of the date of issuance of these consolidated financial statements, the above referenced payment does not meet the criteria to be recognized as a tax credit.

Additionally, in December 2001, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes based on the amortization period utilized by Telecom Argentina to depreciate its optic fiber network in Telintar’s submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, during the third quarter of 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 against income taxes in the statement of income.

As of the date of these financial statements, Telecom Argentina appealed these sentences issued by the National Fiscal Court. Telecom Argentina together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

In December 2006, the AFIP assessed additional income taxes and taxes on minimum presumed income for the 2000 and 2001 tax years claiming that Personal incorrectly deducted certain uncollectible receivables. Personal appealed this assessment with the National Tax Court. The AFIP’s claim is contrary to some jurisprudential precedents, especially to other sentences issued by the Circuit of the National Tax Court where this matter is being treated. Consequently, Personal and its legal counsel believe they have meritorious legal defenses in case of any potential unfavorable judgment.

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica de Argentina, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on the Company´s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal.

In October 2001, the court awarded the plaintiffs an injunction enjoining the indexing of tariffs by the U.S. C.P.I. as permitted by the Transfer Agreement pending a final resolution in the case. Telecom Argentina vigorously appealed this decision. Hearings on the case are currently in process. Telecom Argentina believes the claims have no merit. Telecom Argentina cannot predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

11.	Commitments and contingencies (continued)

Upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction against the revocation of licenses granted to telecommunication service providers and finalization of the exclusivity period. This case is at a preliminary stage, but Telecom Argentina does not believe it has merit and intends to contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal court alleging the unconstitutionality of certain resolutions issued by the SC. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

Profit sharing bonds

Different legal actions were brought by former employees of the Company against the National Government and the Company requesting that Decree No. 395/92 – which expressly exempts the Company from issuing the profit sharing bonds provided in Law No. 23.696 – be stricken down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds failed to have been issued.

Although most of such actions are still pending, in such actions in which judgment has already been rendered, the Trial Court Judges hearing the matter resolved to dismiss the actions brought – relying upon the criterion upheld by the relevant Prosecutors in each case – pointing that such rule was valid and constitutional.

In turn, and after the plaintiffs appealed such decisions, the different Courts of Appeal hearing the matters passed judgments following different and contradictory criteria. While a Division confirmed the decisions of the relevant ad quo, another Division struck the aforementioned Decree unconstitutional.

Whenever the decision failed to match their position, both parties – and in the case of defendant, both the National Government and Telecom and, in the latter’s case, notwithstanding any other potential actions – have filed extraordinary appeals whereby the matter will be finally resolved by the Argentine Supreme Court of Justice.

Management of the Company believes that none of the matters discussed above will have a material adverse effect on the Company’s results of operations, liquidity or financial condition.

12.	Sale of equity interest in Publicom – Discontinued operations

(a) Description of the transaction

On March 29, 2007, Telecom’s Board of Directors approved the sale of its equity interest in Publicom (representing 99.99% of the capital stock and voting shares of the subsidiary) to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell) for US$ 60.8 million, basis price.

According to the undersigned stock sale, the stock transfer was executed on April 12, 2007 (“Closing Date”), and Telecom collected the total amount abovementioned.

The contract sets a formula for price adjustment (the “Price Adjustment”) by means of which the basis price is subject to an adjustment which is to be determined within 45 days after Closing Date, considering changes in Publicom’s “net financial liabilities” and the “working capital” (as defined in the contract) in the first quarter of 2007, excluding the effects of the dividends approved by Publicom -$9.4 corresponding to fiscal year ended December 31, 2006-. As of March 31, 2007, Publicom has paid Telecom $6.3 on account of dividends.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12.	Sale of equity interest in Publicom – Discontinued operations (continued)

Additionally, a series of declarations and guarantees, standard for this type of transactions, assumed by Telecom towards the buyer with respect to Publicom and to itself and others assumed by the buyer towards Telecom and towards itself are included in the contract. Reciprocal obligations and commitments are also set forth, between Telecom and the buyer.

It has been ruled that Telecom shall indemnify and shall hold the buyer harmless from any and all damages that might result from:

(i) Any claim addressed to the buyer by third parties in which the owner’s equity, entitlement to inherent rights and /or unrestricted disposal of shares is successfully objected;

(ii) Damages and losses of equity derived from incorrectness or inaccuracy of the declarations and guarantees;

(iii) Damages and losses of equity derived from the non-fulfillment of the obligations and commitments undertaken by Telecom.

These indemnities granted by Telecom have time as well as economic limits. For objections on (ii) abovementioned, indemnity is granted for 3 years, except for fiscal matters; in the latter, the term expires 5 years after Closing Date. As regards economic limits, the maximum amount for objections on (ii) abovementioned shall not exceed 20% of the adjusted selling price in the first year, 17.5% in the second year and 15% in the subsequent years. Additionally, for those matters identified in the sales contract as contingencies and/or reserves related to objections, Telecom shall only indemnify when the payments that Publicom and/or the buyer shall make for these matters exceed the global amount of $9, and up to the abovementioned economic limits.

On Closing Date and after the stock transfer was actually performed, Telecom made a proposal to Publicom (which Publicom accepted) about the publishing and distribution of the directories.

According to said proposal, Telecom:

•	engages Publicom to publish Telecom’s directories (“white pages”) for a 5-year period, which may be extended upon expiry date;

•	engages Publicom to distribute Telecom’s white pages for a 20-year period, which may be extended upon expiry date;

•	engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

•	grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

•	authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

Telecom reserves the right to control Publicom as regards the abovementioned tasks in order to procure, among other things, the fulfillment of the regulatory obligations during the term of the proposal. In case of non-compliance by Publicom, Telecom will be able to apply economic sanctions and, in the case of serious non-compliance, even decide the resolution.

The proposal sets prices for the publishing, printing and distribution of the 2007 directories, and provides clauses for the subsequent editions in order to ensure Telecom that said services will be contracted at market price.

Telecom shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

(b) Destination of the funds

According to the terms and conditions of the Notes issued by Telecom, the net proceeds for the sale of the equity interest in Publicom shall be applied to the purchase of the Notes within 45 days after the transaction is completed.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

12.	Sale of equity interest in Publicom – Discontinued operations (continued)

(c) Accounting treatment

Under Argentine GAAP, the transaction described in a) above, shall be accounted for as “Discontinued operation” in accordance with the guidelines of RT 9, that considers that an entity’s component is discontinued if: i) it has been sold at the date of issuance of the financial statements; ii) it constitutes a separate line of business and iii) it is identified either as operating purposes or financial reporting purposes.

By this means, the Company has consolidated Publicom as of March 31, 2007 and 2006 and as of December 31, 2006, identifying the assets, liabilities and results of operations in separate lines of the consolidated balance sheets and statements of income. As Publicom’s cash and cash equivalents have been included in the line “Current assets from discontinued operations, net”, consolidated statements of cash flows for the three-month periods ended March 31, 2007 and 2006 do not include these cash flows. Further information is given in the tables below.

The sale of the equity interest in Publicom will generate an estimated gross profit of $167 that will be recorded in the second quarter of 2007 in the separate line “Gain from discontinued operations”. The estimated gross profit amount may vary until the end of the Price Adjustment process abovementioned.

A summary of the assets, liabilities, results of operations and cash flows of Publicom, net of intercompany transactions, that were included in the separate lines “Assets from discontinued operations”, “Liabilities from discontinued operations” and “Loss from discontinued operations”, is as follows:

•	Assets and liabilities from discontinued operations

	As of March 31, 2007	As of December 31, 2006
Cash and banks	1	1
Accounts receivables, net	24	40
Other receivables	1	—
Other assets	8	3

Total current assets	34	44

Other receivables, net	6	6
Fixed assets	4	4

Total non-current assets	10	10

Total assets	44	54

Accounts payable	13	13
Salaries and social security payable	1	1
Taxes payable	4	8
Dividends payable (*)	3	—
Contingencies	1	2

Total current liabilities	22	24

Contingencies	7	7

Total non-current liabilities	7	7

Total liabilities	29	31
Shareholders’ equity	15	23

Total liabilities and shareholders’ equity	44	54

(*)	Corresponds to the dividends approved by Publicom’s Shareholders’ Ordinary Meeting held on March 27, 2007, which were unpaid as of March 31, 2007. As Telecom has transferred its equity interest in Publicom and will have no economic rights over them, it has accounted for a loss of $3 as of March 31, 2007.

•	Results from discontinued operations

	Three-month periods ended March 31,
	2007	2006
Net sales	3	1
Salaries and social security	(2)	(2)
Advertising	(1)	(1)
Others	(3)	(1)

Operating loss before depreciation and amortization	(3)	(3)
Depreciation of fixed assets	—	—

Operating loss	(3)	(3)
Financial results, net	1	1

Net loss before income tax	(2)	(2)
Income tax benefit	1	1

Net income (loss)	1	(1)
Loss from assets disposal (*)	(3)	—

Loss from discontinued operations	(2)	(1)

(*)	In March 2007, includes the loss from the assignment of Publicom’s dividends receivable.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

•	Cash flows from discontinued operations

	Three-month periods ended March 31,
	2007	2006
Net income (loss)	1	(1)
Provision for lawsuits and contingencies	(1)	—
Income tax	(1)	(1)
Net decrease in assets	8	8
Net decrease in liabilities	(7)	(7)

Total cash flows used in operating activities	—	(1)

Decrease in cash and cash equivalents	—	(1)
Cash and cash equivalents at the beginning of year	1	2

Cash and cash equivalents at period end	1	1

13.	Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, the Company conducts its business through seven legal entities which represent seven operating segments. Under Argentine GAAP, these operating segments have been aggregated into reportable segments according to the nature of the products and services provided. The Company manages its segments to the net income (loss) level of reporting.

Telecom Argentina and its subsidiaries conform the following reportable segments:

Reportable segment	Consolidated company/Operating segment
Voice, data and Internet	Telecom Argentina Telecom Argentina USA Micro Sistemas (i)

Wireless	Personal Nucleo
(i) Dormant entity at March 31, 2007.

As a consequence of the sale of the equity interest in Publicom, the former reportable segment “Directory publishing” has been included in a separate line, “Results from discontinued operations”, in the reportable segment “Voice, data and Internet”. Additional information is given in Note 12.

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the three-month periods ended March 31, 2007 and 2006, more than 95% of the Company’s revenues were from services provided within Argentina. More than 95% of the Company’s fixed assets are in Argentina. Segment financial information was as follows:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

13.	Segment information (continued)

For the three-month period ended March 31, 2007

☐	Income statement information

	Voice, data and Internet	Wireless			Total
	(a)	Personal	Nucleo	Subtotal
Results from continuing operations
Services	783	1,056	90	1,146	1,929
Handsets	—	124	2	126	126

Net sales	783	1,180	92	1,272	2,055

Salaries and social security	(167)	(41)	(6)	(47)	(214)
Taxes	(48)	(111)	(2)	(113)	(161)
Maintenance, materials and supplies	(71)	(25)	(4)	(29)	(100)
Bad debt expense	(5)	(14)	—	(14)	(19)
Interconnection costs	(37)	—	—	—	(37)
Cost of international outbound calls	(31)	—	—	—	(31)
Lease of circuits	(9)	(9)	(3)	(12)	(21)
Fees for services	(26)	(30)	(2)	(32)	(58)
Advertising	(11)	(47)	(3)	(50)	(61)
Agent commissions and distribution of prepaid cards commissions	(6)	(157)	(14)	(171)	(177)
Other commissions	(10)	(15)	(1)	(16)	(26)
Roaming	—	(42)	(1)	(43)	(43)
Charges for TLRD	—	(122)	(11)	(133)	(133)
Cost of wireless handsets	—	(195)	(2)	(197)	(197)
Others	(42)	(41)	(6)	(47)	(89)

Operating income before depreciation and amortization	320	331	37	368	688
Depreciation of fixed assets and amortization of intangible assets	(210)	(103)	(17)	(120)	(330)

Operating income	110	228	20	248	358
Financial results, net	(88)	(43)	(1)	(44)	(132)
Other expenses, net	(24)	(8)	—	(8)	(32)

Net (loss) income before income tax and minority interest	(2)	177	19	196	194
Income tax, net	(23)	(28)	(1)	(29)	(52)
Minority interest	—	—	(5)	(5)	(5)

Net (loss) income from continuing operations	(25)	149	13	162	137
Loss from discontinued operations (Note 12)	(2)	—	—	—	(2)

Net (loss) income	(27)	149	13	162	135

(a) Includes net sales of $6, operating income before depreciation of $2, operating profit of $2 and net income of $2 corresponding to Telecom Argentina USA. ☐ Balance sheet information
Fixed assets, net	3,920	1,428	241	1,669	5,589
Intangible assets, net	150	617	7	624	774
Capital expenditures (without debt issue costs)	104	80	14	94	198
Depreciation of fixed assets	(207)	(99)	(12)	(111)	(318)
Amortization of intangible assets (without debt issue costs)	(3)	(4)	(5)	(9)	(12)
Net financial debt	(2,104)	(995)	9	(986)	(3,090)

☐ Cash flow information

Cash flows provided by operating activities	458	173	38	211	669

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(129)	(101)	(27)	(128)	(257)
Decrease in investments not considered as cash and cash equivalents and other	2	—	—	—	2

Total cash flows used in investing activities	(127)	(101)	(27)	(128)	(255)

Cash flows from financing activities:
Payment of debt	—	(25)	(5)	(30)	(30)
Payment of interest and debt-related expenses	—	(12)	—	(12)	(12)

Total cash flows used in financing activities	—	(37)	(5)	(42)	(42)

Increase in cash and cash equivalents	331	35	6	41	372
Cash and cash equivalents at the beginning of the year	409	221	31	252	661

Cash and cash equivalents at period end	740	256	37	293	1,033

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

13.	Segment information (continued)

For the three-month period ended March 31, 2006

☐	Income statement information

	Voice, data and Internet	Wireless			Total
	(a)	Personal	Nucleo	Subtotal
Results from continuing operations
Services	732	712	67	779	1,511
Handsets	—	99	1	100	100

Net sales	732	811	68	879	1,611

Salaries and social security	(156)	(29)	(4)	(33)	(189)
Taxes	(42)	(71)	(2)	(73)	(115)
Maintenance, materials and supplies	(55)	(12)	(3)	(15)	(70)
Bad debt expense	(5)	(13)	—	(13)	(18)
Interconnection costs	(37)	—	—	—	(37)
Cost of international outbound calls	(27)	—	—	—	(27)
Lease of circuits	(8)	(6)	—	(6)	(14)
Fees for services	(20)	(27)	(1)	(28)	(48)
Advertising	(8)	(25)	(3)	(28)	(36)
Agent commissions and distribution of prepaid cards commissions	(4)	(103)	(9)	(112)	(116)
Other commissions	(10)	(14)	—	(14)	(24)
Roaming	—	(34)	(1)	(35)	(35)
Charges for TLRD	—	(88)	(6)	(94)	(94)
Cost of wireless handsets	—	(177)	(2)	(179)	(179)
Others	(33)	(26)	(4)	(30)	(63)

Operating income before depreciation and amortization	327	186	33	219	546
Depreciation of fixed assets and amortization of intangible assets	(242)	(93)	(14)	(107)	(349)

Operating income	85	93	19	112	197
Equity gain from related companies	—	6	—	6	6
Financial results, net	(141)	(45)	3	(42)	(183)
Other expenses, net	(25)	(17)	—	(17)	(42)

Net (loss) income before income tax and minority interest	(81)	37	22	59	(22)
Income tax, net	20	12	(1)	11	31
Minority interest	—	—	(5)	(5)	(5)

Net (loss) income from continuing operations	(61)	49	16	65	4
Loss from discontinued operations (Note 12)	(1)	—	—	—	(1)

Net (loss) income	(62)	49	16	65	3

(a) Includes net sales of $7, operating income before depreciation of $4, operating profit of $4 and net income of $4 corresponding to Telecom Argentina USA. ☐ Balance sheet information
Fixed assets, net	4.348	1.280	174	1.454	5.802
Intangible assets, net	109	637	23	660	769
Capital expenditures (without debt issue costs)	90	92	3	95	185
Depreciation of fixed assets	(240)	(88)	(10)	(98)	(338)
Amortization of intangible assets (without debt issue costs)	(2)	(5)	(4)	(9)	(11)
Net financial debt	(2,908)	(1,097)	(22)	(1,119)	(4,027)

☐ Cash flow information
Cash flows provided by operating activities	443	171	28	199	642

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(100)	(58)	(12)	(70)	(170)
Decrease in investments not considered as cash and cash equivalents	46	—	—	—	46

Total cash flows used in investing activities	(54)	(58)	(12)	(70)	(124)

Cash flows from financing activities:
Debt proceeds	—	—	30	30	30
Payment of debt	—	—	(40)	(40)	(40)
Payment of interest and debt-related expenses	(22)	(12)	—	(12)	(34)

Total cash flows used in financing activities	(22)	(12)	(10)	(22)	(44)

Increase in cash and cash equivalents	367	101	6	107	474
Cash and cash equivalents at the beginning of the year	443	154	3	157	600

Cash and cash equivalents at period end	810	255	9	264	1,074

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14.	Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as information supplementary to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of March 31, 2007	As of December 31, 2006
ASSETS
Current Assets
Cash and banks	$16	$12
Investments	799	472
Accounts receivable, net	377	379
Other receivables, net	63	41
Other assets, net	15	15
Current assets from discontinued operations	15	—

Total current assets	1,285	919

Non-Current Assets
Other receivables, net	303	284
Investments (i)	899	847
Fixed assets, net	3,916	4,044
Intangible assets, net	150	147
Other assets, net	10	10
Non-current assets from discontinued operations	—	25

Total non-current assets	5,278	5,357

TOTAL ASSETS	$6,563	$6,276

LIABILITIES
Current Liabilities
Accounts payable	$520	$543
Debt	1,078	1,015
Salaries and social security payable	114	109
Taxes payable	48	48
Other liabilities	38	33
Contingencies	73	78

Total current liabilities	1,871	1,826

Non-Current Liabilities
Debt	1,938	1,879
Salaries and social security payable	33	32
Taxes payable	184	161
Other liabilities	100	85
Contingencies	176	164

Total non-current liabilities	2,431	2,321

TOTAL LIABILITIES	$4,302	$4,147

SHAREHOLDERS’ EQUITY	$2,261	$2,129

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,563	$6,276

(i)	Includes $898 and $846 as of March 31, 2007 and as of December 31, 2006, respectively, corresponding to Telecom Argentina’s equity interests in its consolidated subsidiaries. As of March 31, 2007, includes $896 and $2, corresponding to Personal and Telecom Argentina USA, respectively. As of December 31, 2006, includes $844 and $2, corresponding to Personal and Telecom Argentina USA, respectively.

Statements of income:

	Three-month periods ended March 31,
	2007	2006
Results from continuing operations
Net sales	$890	$809
Cost of services	(477)	(469)

Gross profit	413	340
General and administrative expenses	(43)	(40)
Selling expenses	(155)	(140)

Operating income	215	160
Equity gain (loss) from long-term investments (i)	55	(13)
Financial results, net	(88)	(141)
Other expenses, net	(20)	(21)

Net income (loss) before income tax	162	(15)
Income tax expense, net	(23)	20

Net income from continuing operations	139	5
Loss from discontinued operations	(4)	(2)

Net income	$135	$3

(i) The equity gain (loss) from long-term investments includes:
	Three-month periods ended March 31,
	2007	2006
Personal	$55	$(13)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

14.	Unconsolidated information (continued)

Condensed statements of cash flows:

	Three-month periods ended March 31,
	2007	2006
Cash flows provided by operating activities	$458	$443
Cash flows from investing activities
Acquisition of fixed and intangible assets	(129)	(100)
Decrease in investments not considered as cash and cash equivalents and other concepts	2	46

Total cash flows used in investing activities	(127)	(54)

Cash flows from financing activities
Payment of interest and debt-related expenses	—	(22)

Total cash flows used in investing activities	—	(22)

Increase in cash and cash equivalents	331	367
Cash and cash equivalents at the beginning of year	484	518

Cash and cash equivalents at period-end	$815	$885

15.	Valuation differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC. Under the reporting requirements of the SEC and under Argentine GAAP, the Company is not required to prepare US GAAP reconciliation on a quarterly basis. However, the Company has elected to present cumulative US GAAP information as it is considered useful for prospective investors. These consolidated financial statements include solely a reconciliation of shareholders’ equity and net income to US GAAP. This reconciliation does not include disclosure of all information that would be required under US GAAP and SEC rules and regulations.

Differences in measurement methods

Inflation accounting

As indicated in Note 3.c., in March 2003, the Argentine Government issued a decree prohibiting companies from restating financial statements for the effects of inflation and instructing the CNV to issue applicable regulations to ensure that no price-level restated financial statements are accepted. In April 2003, the CNV issued a resolution discontinuing inflation accounting as of March 1, 2003. As a result, the Company’s consolidated financial statements include the effects of inflation until February 28, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from Argentine GAAP.

Under US GAAP, financial statements are prepared on a historical cost basis. However, the following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation, because, as permitted by the SEC, it represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Argentine GAAP and US GAAP.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Three-month periods ended March 31,
	2007	2006
Reconciliation of net income:
Total net income under Argentine GAAP	$135	$3
US GAAP adjustments:
Foreign currency translation (a)	3	(11)
Depreciation of capitalized foreign currency exchange differences (b.2)	26	26
Debt Restructurings (c)	32	57
Extinguishment of Nucleo’s restructured debt (d)	—	7
Other adjustments (e)	—	—
Tax effects on US GAAP adjustments (f)	(20)	(32)
Minority interest (g)	(1)	1

Net income under US GAAP	$175	$51

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15.	Valuation differences between Argentine GAAP and US GAAP (continued)

	As of March 31, 2007	As of December 31, 2006
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	$2,261	$2,129
US GAAP adjustments:
Foreign currency translation (a)	(39)	(49)
Capitalization of foreign currency exchange differences (b.1)	(784)	(784)
Accumulated depreciation of capitalized foreign currency exchange differences (b.2)	600	574
Debt Restructurings (c)	(843)	(875)
Other adjustments (e)	(6)	(6)
Tax effects on US GAAP adjustments (f)	362	382
Minority interest (g)	13	16

Shareholders’ equity under US GAAP	$1,564	$1,387

	Three-month periods ended March 31,
	2007	2006
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ equity as of the beginning of the year	$1,387	$819
Other comprehensive income (loss)	2	(4)
Net income under US GAAP	175	51

Shareholders’ equity as of the end of the period	$1,564	$866

a) Foreign currency translation

As indicated in Note 4.a., under Argentine GAAP, the financial statements of the Company’s foreign subsidiaries are translated using period-end exchange rates for assets, liabilities and results of operations. Translation adjustments are accumulated and reported as a separate component of shareholders’ equity.

Under US GAAP, the financial statements of the Company’s foreign subsidiaries are translated into Argentine pesos following the guidelines established in Statement of Financial Accounting Standards (“SFAS”) No.52, “Foreign Currency Translation” (“SFAS No.52”). Under SFAS No.52, in the case of foreign subsidiaries whose local currency is not the functional currency, the monetary/non-monetary method of translation has been used to remeasure assets and liabilities to the functional currency prior to translation. This method involves the translation of monetary assets and liabilities at the exchange rate in effect at the end of each year, and the non-monetary assets and liabilities and equity at historical exchange rates (i.e., the exchange rates in effect when the transactions occur). Average exchange rates have been applied for the translation of the accounts that make up the results of the periods, except for those charges related to non-monetary assets and liabilities, which have been translated using historical exchange rates. Translation adjustments are included in the statement of income. Once the assets and liabilities have been remeasured to the functional currency, the period-end current rate has been used to translate them to the reporting currency, the Argentine Peso for the Company. In this case, translation adjustments are recorded as a separate component of shareholders’ equity.

b) Capitalization of foreign currency exchange differences

b.1) Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003, in connection with foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met. Under US GAAP, foreign currency exchange differences cannot be capitalized, and were expensed as incurred. Therefore, such capitalization and its reversal were reversed.

b.2) This adjustment represents the effect on depreciation for the three-month periods ended March 31, 2007 and 2006, and the accumulated depreciation at period/year-end, of the adjustment described in b.1) above.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15.	Valuation differences between Argentine GAAP and US GAAP (continued)

c) Debt Restructurings

As discussed in Note 8.2., Telecom Argentina completed the restructuring of its outstanding indebtedness in August 2005. In November 2004 Personal and Personal’s subsidiary, Nucleo, completed the restructuring of their respective outstanding indebtedness. The restructurings of Telecom Argentina, Personal and Nucleo’s (referred hereinafter to as the “entities”) outstanding indebtedness are collectively referred hereinafter to as the “Debt Restructurings”. The Debt Restructurings involved (i) the full settlement of certain outstanding loans of the entities and (ii) the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the entities with modified terms. In connection with (ii), the entities issued new debt instruments.

As a result of the extinguishment of Personal’s and Nucleo’s restructured debts in the fourth quarter of 2005 and in the first quarter of 2006, respectively, the only valuation difference arising from debt restructurings as of March 31, 2007 is that related to Telecom Argentina. For the new debts of Personal and Nucleo after the restructuring, there are no difference in measurement basis between Argentine GAAP and US GAAP.

Under Argentine GAAP, the Company recorded, in the year 2005, a net pre- tax gain on Telecom Argentina’s debt restructuring of $1,424 (a gain on discount on principal and interest of $1,151 and a gain on discounting of debt of $352, net of related expenses of $79).

Under Argentine GAAP, the new debt instruments issued by the entities were recorded at estimated net present value at each restructuring date. The new debt instruments are subsequently accreted to their respective face value using the interest method. Loss on accretion is recorded in the statement of income. For the three-month periods ended March 31, 2007 and 2006, the Company recorded a $14 and $29 loss on accretion, respectively.

Under US GAAP, the entities performed an analysis under both SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and EITF 02-04, “Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15”, to assess whether the Debt Restructurings represented troubled debt restructurings. Following the EITF 02-04 guidance, the entities concluded that the Debt Restructurings were in fact troubled debt restructurings since (i) the entities were in financial difficulties and (ii) creditors had granted them a concession. The concessions resulted primarily from the partial discount on principal and accrued interest, extension of maturity and full forgiveness of penalty interest. Accordingly, under US GAAP, the Debt Restructurings were accounted for as (i) a full settlement of certain outstanding loans with cash and (ii) a combination of a partial debt settlement and a continuation of debt with modified terms.

For those outstanding loans which were fully settled, there was no difference in measurement basis between Argentine GAAP and US GAAP. Under both Argentine GAAP and US GAAP a gain of $19 on debt restructuring related to Telecom Argentina restructured debt, was measured by the excess of the carrying amount of the payables over the cash surrendered.

For those outstanding loans which were restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, SFAS No.15 required an assessment of the total future cash payments specified by the new terms of the debt, including principal, and interest (and contingent payment, if applicable) on a payable-by-payable basis. Under SFAS No.15, no gain on restructuring is recognized unless the remaining carrying amount of the debt exceeds the total future cash payments specified by the new terms.

Accordingly, for those restructured loans where their carrying value did not exceed the total future mandatory cash payments specified by the terms of the new instruments, no gain was recognized under US GAAP as of the date of the Debt Restructurings. The carrying values of the loans are being reduced as payments are made. Interest expense is computed as the discount rate that equated the present value of the future cash payments specified by the new debt with the carrying amount of the original loans.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15.	Valuation differences between Argentine GAAP and US GAAP (continued)

On the other hand, for those restructured loans where their total future mandatory cash payments specified by the new terms were less than the respective carrying amounts, then the carrying amounts were reduced to an amount equal to the total future mandatory cash payments specified by the new terms, and a gain was recognized under US GAAP equal to the amount of the reduction. In the case of Telecom Argentina debt restructuring, such gain under US GAAP amounted to $91. Thereafter, all cash payments under the new terms are accounted for as reductions of the carrying amount of the payables and no interest expense is recognized.

When any principal prepayments are made, the Company estimates the total new future mandatory cash payments and consequently records a gain under US GAAP as a result of the reduction of the estimated future cash payments at the time of prepayment.

In summary, the US GAAP reconciling item of net income reflects the (a) reversal of the loss on accretion recognized under Argentine GAAP, (b) reversal of interest expense of new debt instruments computed under Argentine GAAP, and (c) computation of the interest expense under US GAAP as described above.

The US GAAP reconciling item for the Debt Restructurings is comprised as follows:

Included in the reconciliation of net income:

	Three-month periods ended March 31,
	2007	2006
Reversal of loss on accretion recognized under Argentine GAAP (a)	$14	$29
Reversal of interest expense computed under Argentine GAAP (b)	49	67
Computation of interest expense under US GAAP (c)	(31)	(39)

Total US GAAP reconciling item for Debt Restructurings	$32	$57

Included in the reconciliation of shareholders’ equity:

Telecom Argentina’s Debt	March 31, 2007	December 31, 2006
Total debt under Argentine GAAP (a)	$3,016	$2,894
Reversal of gain on discount on principal and interest under Argentine GAAP	1,151	1,151
Gain on the fully settled debt under US GAAP at restructuring date	(19)	(19)
Gain for restructured debts that their future cash payments are less then their carrying amount under US GAAP	(91)	(91)
Discounting of debt amount at period/year-end	132	146
Gain on principal prepayment in April and October 2006 under US GAAP	(179)	(179)
Difference between Argentine GAAP and US GAAP on the computed interest	(151)	(133)

Total debt under US GAAP (b)	$3,859	$3,769

Total US GAAP reconciling item for Debt Restructurings (b) – (a)	$843	$875

d) Extinguishment of Nucleo’s restructured debt

As discussed in Note 8.3., in the first quarter of 2006, Nucleo issued new debt which, together with available cash, was used to settle the outstanding bank loans which had been restructured in November 2004.

As Nucleo’s restructured debt was fully settled, under both Argentine GAAP and US GAAP, the Company derecognized such debt and recorded, under US GAAP, a result on extinguishment of liabilities which was measured by the difference between the carrying amount of the debt and the cash surrendered.

As discussed in c) above, Nucleo’s restructured debt had been accounted for under SFAS No.15 and EITF 02-04 under US GAAP. Accordingly, under US GAAP, the carrying amount of Nucleo’s restructured debt as of the date of extinguishment differed from such amount under Argentine GAAP. This difference between the US GAAP carrying amount basis of Nucleo’s restructured debt and the Argentine GAAP basis gave rise to a different gain on debt extinguishment. The reconciling item of net income for the three-month period ended March 31, 2006 represents such different gain on Nucleo’s debt extinguishment.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15.	Valuation differences between Argentine GAAP and US GAAP (continued)

e) Other adjustments

The Company has aggregated under this caption certain reconciling items which management believes are not significant to the Company’s financial position and results of operations. The US GAAP reconciling items included under “other adjustments” were as follows for all periods presented:

Included in the reconciliation of net income:

	Three-month periods ended March 31,
	2007	2006
Inventories	$—	$1
Present-value accounting	1	(6)
Accounting for investments in debt securities	—	7
Costs related to certain amendment of restructured debt terms	—	(2)
Fixed assets held for sale	(1)	—

Total other adjustments (e)	$—	$—

- Included in the reconciliation of shareholders’ equity:

	As of March 31, 2007	As of December 31, 2006
Present-value accounting	$(2)	$(3)
Costs related to certain amendment of restructured debt terms	(2)	(2)
Fixed assets held for sale	(2)	(1)

Total other adjustments (e)	$(6)	$(6)

- Inventories

As indicated in Note 4.i, under Argentine GAAP, inventories are stated at replacement cost. Under US GAAP, inventories are stated at the lower of cost or market.

- Present-value accounting

As indicated in Notes 4.f. and 4.g., under Argentine GAAP, certain monetary assets and liabilities are measured based on the calculation of their discounted value. Under US GAAP, discounting of these assets and liabilities is precluded.

- Accounting for investments in debt securities

Under Argentine GAAP, certain investments in debt securities were recorded at fair value with unrealized gain of $7, recognized in the statement of income for the year ended December 31, 2005. Under US GAAP, these investments were classified as available-for-sale and unrealized gain was excluded from earnings and reported as a separate component of shareholders equity until sale or disposal.

In the first quarter of 2006, the Company sold these investments. Therefore, for the three-month period ended March 31, 2006, the Company recognized the gain in the statement of income for US GAAP purposes.

- Costs related to certain amendments of restructured debt terms

As discussed in Note 8.2., in the first quarter of 2006, Telecom Argentina agreed with certain financial creditors to amend its restructured debt terms to modify certain covenants.

Under Argentine GAAP, costs related to such amendment are deferred and amortized under the interest method over the remaining life of the related debt.

However, under US GAAP, the Company followed the guidance in EITF 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments” which provides more specific rules to address how to account for costs related to the modification of debt terms. Under EITF 96-19, while the fees to be paid by the debtor to the creditor as part of the modification are to be amortized as an adjustment of interest expense over the remaining term of the modified debt instrument, the costs to be paid to third parties directly related to the modification (such as legal fees) are expensed as incurred. Therefore, the costs incurred during the first quarter of 2006 with third parties have to be recognized as expenses.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15	Valuation differences between Argentine GAAP and US GAAP (continued)

- Fixed assets held for sale

Under Argentine GAAP, the Company classified certain fixed assets as held for sale which are stated at cost, less accumulated depreciation at the time of transfer to the held-for-sale category and ceased depreciating them, as from September 30, 2005. However, under US GAAP, a long-lived asset to be sold is classified as held for sale only if all of the conditions in paragraph 30 of SFAS No.144 are met. As some of these conditions are not met under US GAAP, these assets have to be classified as held and used and depreciated. The US GAAP adjustment for the three-month periods ended March 31, 2007 and 2006, represents the depreciation of such assets.

f) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

g) Minority interest

The adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

h) Accounting for stock transferred by the Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees.

Under US GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123. In accordance with AIN-APB No 25 “Accounting for Stock Issued to Employees—Accounting Interpretations of APB Opinion No 25”, the economic substance of a plan established by the principal stockholders is substantially the same for the company and the employee, whether the plan is adopted by the company or a principal stockholder. Consequently, the company should account for this type of plan when one is established or financed by a principal stockholder unless (1) the relationship between the stockholder and the company’s employee is one which would normally result in generosity, (2) the stockholder has an obligation to the employee which is completely unrelated to the latter’s employment, or (3) the company clearly does not benefit from the transaction. The rationale established in this Interpretation has been applied to other situations in which a principal stockholder undertakes transactions for the benefit of the company. Staff Accounting Bulletin (“SAB”) No. 79 (SAB Topic 5T) requires any transaction undertaken by a company’s principal stockholder for the benefit of the company to be accounted for according to its substance and not its form. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the company’s stock and the exercise price. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

The Argentine government agreed to establish a Share Ownership Plan, principally for the benefit of the former employees of ENTel transferred to the Company. Under the terms of the plan, employees eligible to participate acquired the shares of the Company previously held by the Government for an amount significantly less than the then market value of the shares as of the Transfer Date. This discount arises because the eligible employees were only required to pay cash for the shares in an amount equivalent to the cash portion of the proceeds received by the Argentine Government from Nortel. The purchase price formula was originally established during the privatization.

Had the Company been required by SEC regulations to include a reconciliation between Argentine GAAP and US GAAP for the fiscal year 1991, it would have included as a reconciling item a charge amounting to $465 in the statement of income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on shareholders’ equity determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by Nortel as of the Transfer Date and the purchase price to be paid by eligible employees.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15	Valuation differences between Argentine GAAP and US GAAP (continued)

i) Other Derivatives

As discussed in Notes 8.2. and 8.3., the Company entered into several financing arrangements as part of the Debt Restructurings and the issuance of Personal’s new debt. These financial instruments contain derivative instruments that are “embedded” in the financial instruments, i.e. zero-cost collar and optional redemption and/or mandatory prepayment features. The Company assessed whether the economic characteristics of these embedded derivatives are clearly and closely related to the economic characteristics of the remaining component of the financial instruments (i.e., the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. Since it was determined that (i) the embedded derivative possesses economic characteristics that are clearly and closely related to the economic characteristics of the host contract, and (ii) a separate instrument with the same terms would not qualify as a derivative instrument, the embedded derivative were not separated from the host contract.

j) Impairment of long-lived assets, except for indefinite-life PCS license

As indicated in Note 4.m., under Argentine GAAP, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Under US GAAP, as a first step, the carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest cost, from such an asset, is less than its carrying value. In such case, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

Based on both Argentine GAAP and US GAAP assessments, there was no impairment identified for long-lived assets.

k) Accounting for Uncertainty in Income Taxes (FIN 48)

FIN 48 “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement No. 109 “Accounting for income taxes” (SFAS 109) is effective for fiscal years beginning after December 15, 2006. FIN 48 applies to all tax positions accounted for in accordance with SFAS 109. The term tax position refers to a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods.

FIN 48 addresses a two-step process: a) determines whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position; and b) a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.

Additionally, FIN 48 establishes new disclosure requirements for the annual financial statement. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met.

The Company has adopted FIN 48 as from fiscal year 2007. The adoption of FIN 48 did not have any impact on the Company’s results and Shareholders’ equity.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15.	Valuation differences between Argentine GAAP and US GAAP (continued)

l) Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). The changes to current practice resulting from the application of SFAS 157 relate to the definition of fair value, the methods used to estimate fair value, and the requirement for expanded disclosures about estimates of fair value. The definition of fair value retains the exchange price notion in earlier definitions of fair value. SFAS 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market in which the reporting entity would transact for the asset or liability. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently analyzing the impact that the adoption of SFAS 157 will have on the Company’s financial position and results of operations.

In September 2006, the Emerging Issues Task Force (“EITF”) issued the EITF No. 06-01, “Accounting for consideration given by a service provider to manufacturers or resellers of equipment necessary for an end-customer to receive service from the service provider”. The issue is whether the provisions of EITF No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” should be applied to payments made by a service provider to manufacturers and/or retailers/resellers of specialized equipment that is necessary for a customer to receive a service from the service provider and in that event, it should be characterized as a reduction of revenue or as an expense depending on the nature of the consideration. The EITF 06-01 is effective for financial statements issued for fiscal years beginning after June 15, 2007. The adoption of EITF 06-01 is not expected to have any significant impact on the Company’s current financial condition or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The fair value option for financial assets and financial liabilities – Including an amendment of FASB Statement No. 115” (“SFAS 159”). This Statement permits entities to choose to measure many financial instruments and certain other items (eligible items) at fair value, at specified election dates. A business entity shall report unrealized gain and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: a) may be applied instrument by instrument; b) is irrevocable and c) is applied only to entire instruments and not to portions of instruments. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently analyzing the impact that the adoption of SFAS 159 will have on the Company’s financial position and results of operations.

16.	Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Other financial statement information (continued)

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions	Foreign currency translation adjustments	Transfers	Decreases	As of the end of the period
Land	109	—	—	—	—	109
Building	1,450	—	—	—	—	1,450
Tower and pole	352	—	(1)	2	—	353
Transmission equipment	4,018	7	(2)	3	(1)	4,025
Wireless network access	1,551	—	(1)	6	(5)	1,551
Switching equipment	4,136	1	(1)	16	(1)	4,151
Power equipment	562	—	—	2	(1)	563
External wiring	6,065	—	—	—	—	6,065
Telephony equipment and instruments	831	—	(2)	2	—	831
Wireless handsets lent to customers at no cost	71	1	(2)	—	—	70
Vehicles	121	—	—	—	(4)	117
Furniture	74	—	—	—	—	74
Installations	316	—	—	—	—	316
Improvements in third parties buildings	84	—	—	—	—	84
Computer equipment	3,008	1	(2)	82	—	3,089
Work in progress	451	121	(1)	(111)	—	460

Subtotal	23,199	(a) 131	(12)	2	(12)	23,308
Asset retirement obligations	25	—	—	—	—	25
Materials	155	(b) 59	—	(2)	(17)	195
Total as of March 31, 2007	23,379	190	(12)	—	(29)	23,528

Total as of March 31, 2006	22,611	185	38	—	(19)	22,815

	Depreciation						Net	Net
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Foreign currency translation adjustments	Decreases and transfers	Accumulated as of the end of the period	carrying value as of March 31, 2007	carrying value as of December 31, 2006

Land	—	—	—	—	—	—	109	109
Building	(768)	4 - 10	(15)	—	—	(783)	667	682
Tower and pole	(253)	5 - 8	(3)	1	—	(255)	98	99
Transmission equipment	(3,333)	11 - 14	(56)	1	1	(3,387)	638	685
Wireless network access	(1,119)	11 - 14	(38)	—	4	(1,153)	398	432
Switching equipment	(3,418)	11 - 15	(60)	1	1	(3,476)	675	718
Power equipment	(448)	10 - 11	(10)	—	—	(458)	105	114
External wiring	(4,456)	6	(72)	—	—	(4,528)	1,537	1,609
Telephony equipment and instruments	(771)	11 - 18	(8)	1	—	(778)	53	60
Wireless handsets lent to customers at no cost	(67)	50	(1)	2	—	(66)	4	4
Vehicles	(77)	20	(2)	—	4	(75)	42	44
Furniture	(56)	10	(1)	—	—	(57)	17	18
Installations	(233)	8 - 25	(3)	—	—	(236)	80	83
Improvements in third parties buildings	(63)	3	—	—	—	(63)	21	21
Computer equipment	(2,541)	18 - 22	(48)	2	—	(2,587)	502	467
Work in progress	—	—	—	—	—	—	460	451
Subtotal	(17,603)		(317)	8	10	(17,902)	5,406	5,596
Asset retirement obligations	(15)	16 - 21	(1)	—	—	(16)	9	10
Materials	—		—	—	—	—	195	155
Total as of March 31, 2007	(17,618)		(c) (318)	8	10	(17,918)	5,610	5,761
Total as of March 31, 2006	(16,653)		(c) (338)	(25)	7	(17,009)	5,806

(a)	Includes $7 in Transmission equipment and $36 in Work in progress, transferred from materials.
(b)	Net of $43 transferred to fixed assets.
(c)	Includes $(26) and $(26), in March 2007 and March 2006, respectively, corresponding to the depreciation of capitalized foreign currency exchange differences.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Other financial statement information (continued)

(b)	Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	Decreases	As of the end of the period
Software obtained or developed for internal use	440	—	—	—	440
Debt issue costs	54	—	—	—	54
PCS license	658	—	—	—	658
Band B license and PCS license (Paraguay)	181	—	(4)	—	177
Rights of use	140	8	—	—	148
Exclusivity agreements	62	—	—	—	62

Total as of March 31, 2007	1,535	8	(4)	—	1,539

Total as of March 31, 2006	1,516	20	13	(105)	1,444

	Amortization					Net carrying value as of March 31, 2007	Net carrying value as of December 31, 2006
Principal account	Accumulated as of the beginning of the year	Amount	Foreign currency translation adjustments	Decreases	Accumulated as of the end of the period
Software obtained or developed for internal use	(420)	(4)	—	—	(424)	16	20
Debt issue costs	(28)	(3)	—	—	(31)	23	26
PCS license	(70)	—	—	—	(70)	588	588
Band B license and PCS license (Paraguay)	(170)	(5)	4	—	(171)	6	11
Rights of use	(35)	(2)	—	—	(37)	111	105
Exclusivity agreements	(31)	(1)	—	—	(32)	30	31

Total as of March 31, 2007	(754)	(a) (15)	4	—	(765)	774	781

Total as of March 31, 2006	(755)	(b) (13)	(12)	105	(675)	769

a)	An amount of $(11) is included in cost of services, $(1) in selling expenses and $(3) in financial results, net.
b)	An amount of $(10) is included in cost of services, $(1) in selling expenses and $(2) in financial results, net.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Other financial statement information (continued)

(c) Securities and equity investments

Issuer and characteristic of the securities	Market value	Number of securities	Net realizable value as of March 31, 2007	Cost value as of March 31, 2007	Book value as of March 31, 2007	Book value as of December 31, 2006
CURRENT INVESTMENTS
Mutual funds
ROBLE Ahorro $ HF Clase I	$1.18	25,901,210	31	31	31	27
Super Ahorro $ Clase B	$0.25	9,125,816	2	2	2	39
1784 Ahorro $ Clase B	$1.14	1,856,500	2	2	2	—
Other mutual funds			—	—	—	7

Total mutual funds			35	35	35	73

Total current investments			35	35	35	73

(d) Current investments

	Cost as of March 31, 2007	Book value as of
		March 31, 2007	December 31, 2006
CURRENT INVESTMENTS
Time deposits
With an original maturity of three months or less
In foreign currency	$821	$826	$359
In Argentine pesos	139	139	199

Total current investments	$960	$965	$558

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Other financial statement information (continued)

(e) Allowances and provisions

Items	Opening balances	Additions	Reclassifications	Deductions	As of March 31, 2007
Deducted from current assets
Allowance for doubtful accounts receivables	105	19	—	(11)	113
Allowance for obsolescence of inventories	12	3	—	—	15
Allowance for doubtful accounts and other assets	16	—	—	—	16

Total deducted from current assets	133	22	—	(11)	144

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	195	—	—	(10)	185
Allowance for doubtful accounts and other assets	18	1	—	—	19
Write-off of materials	22	—	—	(1)	21

Total deducted from non-current assets	235	1	—	(d) (11)	225

Total deducted from assets	368	(b) 23	—	(22)	369

Included under current liabilities
Provision for contingencies	85	—	3	(7)	81

Total included under current liabilities	85	—	3	(7)	81

Included under non-current liabilities
Provision for contingencies	234	17	(3)	—	248

Total included under non-current liabilities	234	17	(3)	—	248

Total included under liabilities	319	(c) 17	—	(7)	329

(a)	As of March 31, 2007 and 2006 this allowance is included in Taxes payable non-current.
(b)	Includes $19 in selling expenses and $4 in other expenses, net.
(c)	Included in other expenses, net.
(d)	Included in income tax.

Items	Opening balances	Additions	Reclassifications	Deductions	As of March 31, 2006
Deducted from current assets
Allowance for doubtful accounts receivables	97	18	—	(10)	105
Allowance for obsolescence of inventories	9	1	—	(2)	8
Allowance for doubtful accounts and other assets	7	3	—	—	10

Total deducted from current assets	113	22	—	(12)	123

Deducted from non-current assets
Valuation allowance of net deferred tax assets (a)	276	—	—	(16)	260
Allowance for doubtful accounts and other assets	17	—	—	—	17
Write-off of materials	—	6	—	—	6

Total deducted from non-current assets	293	6	—	(d) (16)	283

Total deducted from assets	406	(e) 28	—	(28)	406

Included under current liabilities
Provision for contingencies	108	27	10	(30)	115

Total included under current liabilities	108	27	10	(30)	115

Included under non-current liabilities
Provision for contingencies	239	28	(10)	—	257

Total included under non-current liabilities	239	28	(10)	—	257

Total included under liabilities	347	(f) 55	—	(30)	372

(e)	Includes $18 in selling expenses and $10 in other expenses, net.
(f)	Includes $27 in selling expenses and $28 in other expenses, net.

(f) Cost of services

	Three-month periods ended March 31,
	2007	2006
Inventory balance at the beginning of the year	$188	$113
Plus:
Purchases	168	230
Holding results on inventories	(2)	(2)
Wireless handsets lent to customers at no cost (a)	(1)	(1)
Replacements	—	(3)
Cost of services (Note 16.h)	938	807
Less:
Inventory balance at period end	(156)	(158)

COST OF SERVICES	$1,135	$986

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

	Three-month periods ended March 31,
	2007	2006
Services
Net sales	$1,929	$1,511
Cost of sales	(938)	(807)

Gross profit from services	$991	$704

Handsets
Net sales	$126	$100
Cost of sales	(197)	(179)

Gross loss from handsets	$(71)	$(79)

TOTAL GROSS PROFIT	$920	$625

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Other financial statement information (continued)

(g) Foreign currency assets and liabilities

Items	As of March 31, 2007				As of December 31, 2006
	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Cash	US$	1	3.10000	$1	$3
	G	6,792	0.000508	4	3
Bank accounts	US$	1	3.10000	4	2
	G	13,098	0.000508	8	7

Investments
Time deposits	US$	261	3.10000	810	343
	EURO	3	4.14530	14	14
		¥73	0.02638	2	2

Accounts receivable
	US$	14	3.10000	42	50
	G	34,884	0.000508	21	23
Related parties	US$	—	—	—	4
Other receivables
Prepaid expenses	US$	3	3.10000	9	5
	G	8,942	0.000508	6	1
Tax credits	G	—	—	—	2
Others	US$	4	3.10000	12	17
	G	2,979	0.000508	2	2

Non-current assets
Other receivables
Derivatives	US$	30	3.10000	96	85

Total assets				$1,031	$563

Current liabilities
Accounts payable
Suppliers	US$	134	3.10000	$416	$472
	G	14,174	0.000508	9	11
	EURO	12	4.14530	51	29
Deferred revenues	G	10,645	0.000508	6	8
Related parties	US$	10	3.10000	30	32
	EURO	2	4.14530	8	7

Debt
Notes – Principal	US$	186	3.10000	575	569
	EURO	86	4.14530	356	347
		¥1,980	0.02638	52	51
Banks loans and others – Principal	US$	84	3.10000	260	247
Accrued interest	US$	23	3.10000	72	24
	EURO	8	4.14530	35	16
		¥78	0.02638	2	1
Derivatives	US$	1	3.10000	1	5
Salaries and social security payable
Vacation, bonuses and social security payable	G	3,323	0.000508	2	1

Taxes payable
Income tax	G	8,263	0.000508	5	3
Other liabilities
Deferred revenue on sale of capacity	US$	3	3.10000	9	6
Non-current liabilities
Debt
Notes – Principal	US$	446	3.10000	1,384	1,366
	EURO	296	4.14530	1,227	1,195
		¥6,835	0.02638	181	176
Banks loans and others – Principal	US$	3	3.10000	10	51
Gain on discounting of debt	US$	(6)	3.10000	(17)	(20)
	EURO	(23)	4.14530	(95)	(105)
		¥(737)	0.02638	(20)	(21)
Taxes payable
Deferred tax assets	G	(1,718)	0.000508	(1)	(1)
Other liabilities
Deferred revenue on sale of capacity	US$	20	3.10000	63	49

Total liabilities				$4,621	$4,519

(i)	US$ = United States dollars; G= Guaraníes; ¥ = Japanese Yen.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Other financial statement information (continued)

(h) Expenses

	Expenses			Fixed assets	Three-month period ended
	Cost of services	General and administrative	Selling	Work in progress	March 31, 2007
Salaries and social security	$95	$35	$84	$2	$216
Depreciation of fixed assets	282	10	26	—	318
Amortization of intangible assets	11	—	1	—	12
Taxes	67	—	10	—	77
Turnover tax	84	—	—	—	84
Maintenance, materials and supplies	75	6	19	—	100
Bad debt expense	—	—	19	—	19
Interconnection costs	37	—	—	—	37
Cost of international outbound calls	31	—	—	—	31
Lease of circuits	21	—	—	—	21
Fees for services	10	15	33	—	58
Advertising	—	—	61	—	61
Agent commissions and distribution of prepaid cards commissions	—	—	177	—	177
Other commissions	—	—	26	—	26
Roaming	43	—	—	—	43
Charges for TLRD	133	—	—	—	133
Transportation and freight	3	2	21	—	26
Insurance	1	1	1	—	3
Energy, water and others	10	2	2	—	14
Rental expense	19	1	3	—	23
Others	16	1	6	—	23

Total	$938	$73	$489	$2	$1,502

	Expenses			Fixed assets	Three-month period ended
	Cost of services	General and administrative	Selling	Work in progress	March 31, 2006
Salaries and social security	$87	$34	$68	$1	$190
Depreciation of fixed assets	296	10	32	—	338
Amortization of intangible assets	10	—	1	—	11
Taxes	44	—	9	—	53
Turnover tax	62	—	—	—	62
Maintenance, materials and supplies	53	3	14	—	70
Bad debt expense	—	—	18	—	18
Interconnection costs	37	—	—	—	37
Cost of international outbound calls	27	—	—	—	27
Lease of circuits	14	—	—	—	14
Fees for services	9	10	29	—	48
Advertising	—	—	36	—	36
Agent commissions and distribution of prepaid cards commissions	—	—	116	—	116
Other commissions	—	—	24	—	24
Roaming	35	—	—	—	35
Charges for TLRD	94	—	—	—	94
Transportation and freight	3	—	9	—	12
Insurance	1	1	1	—	3
Energy, water and others	11	2	1	—	14
Rental expense	13	—	2	—	15
Others	11	3	5	—	19

Total	$807	$63	$365	$1	$1,236

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

16.	Other financial statement information (continued)

(i)	Aging of assets and liabilities

Date due	Investments	Accounts receivable	Other receivables	Accounts payable	Debt	Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	204	—	—	—	—	—	—

Not due
Second quarter 2007	1,000	532	84	1,315	745	46	230	36
Third quarter 2007	—	10	12	—	5	28	—	2
Fourth quarter 2007	—	—	13	—	698	28	—	1
First quarter 2008	—	—	9	—	41	36	—	2
April 2008 thru March 2009	—	—	120	—	931	10	—	12
April 2009 thru March 2010	—	—	313	—	414	7	—	23
April 2010 and Thereafter	—	—	4	—	1,517	16	—	85
Not date due established	1	—	—	—	(132)	—	117	—

Total not due	1,001	542	555	1,315	4,219	171	347	161

Total as of March 31, 2007	1,001	746	555	(a) 1,315	4,219	171	347	161

Balances bearing interest	1,001	208	—	—	4,219	—	—	22
Balances not bearing interest	—	538	555	1,315	—	171	347	139

Total	1,001	746	555	1,315	4,219	171	347	161

Average annual interest rate (%)	6.22	(b)	—	—	(c)	—	—	6.00

(a)	Payables in kind amounted to $1.
(b)	$153 bear 50% over the Banco Nación Argentina notes payable discount rate and $55 bear 28.26%.
(c)	See Note 8.

17.	Subsequent events

•	Nucleo dividend payment

On May 3, 2007, Nucleo paid its shareholders a dividend in an amount in Guaraníes equivalent to US$24 million, as approved by the Shareholders’ Ordinary Meeting held on April 2, 2007. Personal received US$16.2 million in the distribution. In accordance with current tax law in Paraguay, Nucleo withheld 15% of the amount distributed to Personal as income tax. Consequently, Personal received US$13.8 million in cash dividends and has a credit for taxes imposed on foreign earnings amounting to US$2.4 million.

•	Changes in the equity stocks of the indirect shareholders of the Company

Pirelli & C. S.p.A., Sintonia S.p.A. and Sintonia S.A. issued a joint statement regarding their agreement to transfer their respective shareholdings in Olimpia S.p.A., which holds approximately 18% of Telecom Italia S.p.A.’s voting shares, to a joint company made up by Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. and Telefónica S.A. This transaction is subject to the approval of the relevant agencies and is scheduled to close in October 2007.

Valerio Cavallo	Carlos Felices
Chief Financial Officer	Chairman of the Board of Directors

Review report of Interim Financial Statements

To the Directors and Shareholders of

Telecom Argentina S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Telecom Argentina S.A. (“Telecom”) and its consolidated subsidiaries as of March 31, 2007, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the tree month periods ended March 31, 2007 and 2006. These financial statements are the responsibility of the Company’s management.

2.	We conducted our reviews of these statements in accordance with Technical Resolution No 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on the work done and on our examination of Telecom’s consolidated financial statements for the years ended December 31, 2006 and 2005 on which we issued our unqualified report dated March 8, 2007, we report that:

a)	the consolidated financial statements of Telecom as of March 31, 2007 and 2006, described in paragraph 1, prepared in conformity with generally accepted accounting principles (GAAP) in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, consider all significant facts and circumstances which are known to us and we have no observations to make;

b)	comparative information included in the accompanying consolidated balance sheets and related footnotes, derives from Telecom’s consolidated financial statements for the year ended December 31, 2006.

4.	Accounting principles generally accepted in Argentina (“Argentine GAAP”) vary in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”) and as allowed by Item 18 to Form 20-F regarding the application of accounting for the effects of inflation. Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements. Such information does not include disclosure of all information that would be required under US GAAP and SEC rules and regulations. As indicated in Note 3.c), effective March 1, 2003, the Company has discontinued the restatement of the financial statements into constant currency, as required by a resolution issued by the Comisión Nacional de Valores (CNV). Since Argentine GAAP requires companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from Argentine GAAP. Although this effect is no longer material to the consolidated financial statements of the Company prepared under Argentine GAAP, such effect is material to the information presented under US GAAP in Note 15.

5.	In compliance with current regulations, we report that:

a)	the financial statements mentioned in paragraph 1 of this report have been transcribed to the Inventory and Balance Sheet book and are, as regards those matters that are within our competence, in conformity with relevant rules and regulations of the Commercial Corporation Law and CNV;

b)	the financial statements of Telecom at March 31, 2007 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c)	we have read the Operating and Financial Review and Prospects on the financial statements on which, as regards those matters that are within our competence, we have no observations to make;

d)	at March 31, 2007, the debt corresponding to withholdings and contributions to the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records amounts to $15.814.263,83, none of which was claimable at that date.

Autonomous City of Buenos Aires, May 10, 2007.

PRICE WATERHOUSE & CO. S.R.L.

By
(Partner)
Juan C. Grassi

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

AS OF MARCH 31, 2007

(In millions of Argentine pesos or as expressly indicated)

1.	General considerations

Telecom Argentina reached a Net income of $135 for the three-month period ended March 31, 2007 (“1Q07”).

OPBDA increased by 26% (+$142) to $688, equal to 33% of Net sales.

	Three-month periods ended March 31,
	2007	2006
Net sales	2,055	1,611
Cost of services	(1,135)	(986)

Gross profit	920	625
General and administrative expenses	(73)	(63)
Selling expenses	(489)	(365)

Operating income	358	197
Equity gain from related companies	—	6
Financial results, net	(132)	(183)
Other expenses, net	(32)	(42)

Net income (loss) before income tax and minority interest	194	(22)
Income tax, net	(52)	31
Minority interest	(5)	(5)

Net income from continuing operations	137	4
Loss from discontinued operations	(2)	(1)

Net income	135	3

Net income per share (in pesos)	0.14	—

2. Company activities

•	Net sales

During 1Q07, Net sales increased by $444 or 28%, reaching $2,055 ($1,611 in 1Q06), mainly fueled by the cellular and broadband businesses.

The evolution in Net sales by reportable segment was as follows:

Voice, data and Internet

Fueled mainly by the increase in broadband penetration and an increase in the number of lines in service, revenues generated by the Voice, data and Internet business amounted to $783, a 7% increase over 1Q06.

➢ Voice

Total Revenues for this segment reached $619 (+3%).

Monthly Charges increased by $6 or 3%, reaching $182, even though no increase has been applied to regulated tariffs. Lines in service increased 4% as a consequence of promotions and campaigns developed by Telecom.

Revenues generated by traffic totaled $296, as a consequence of the 8% decrease in Local Measured Service and increases of 13% and 8% in Domestic Long Distance and International Telephony, respectively.

Interconnection revenues amounted to $84 (+22%), mainly driven by a higher level of mobile traffic transported by and terminated in Telecom’s fixed line network.

➢ Data transmission and Internet

As a consequence of the extraordinary evolution of broadband subscribers, Internet continues to be the main driver of growth in the fixed-line business, with revenues of $123 (+23% vs. 1Q06).

As of the end of 1Q07, Telecom’s ADSL subscribers reached 526,000 (+276,000 or +110% vs. 1Q06). Lines with ADSL connection accounted for approximately 13% of Telecom’s lines in service. Regarding ISP services, Arnet subscribers totaled 534,000 (+80% or +237,000 subscribers), due to the increase of 262,000 broadband subscribers (+141%) and the decrease of 25,000 dial-up subscribers (-26%).

This positive evolution is a consequence of Telecom’s offering of high quality products at accessible prices (for example, the product Arnet 640Kb , which showed an excellent performance), leveraging on broadband-specific content, improving ADSL coverage, as well as investing in promotional and branding activities for the portfolio of Arnet products.

Revenues generated by Data transmission amounted to $41 (+$6 or 17% vs. 1Q06).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2007

I

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Cellular Telephony

The Cellular Telephony business generated revenues of $ 1,272 in 1Q07.

➢ Telecom Personal in Argentina

As of March 31, 2007, the total subscriber base totaled 9.3 million, 3 million customers more than those registered in 1Q06 (+47%). Approximately 68% of the overall subscriber base was prepaid and 32% was postpaid. Subscribers with GSM technology represented 91% of the total subscriber base at the end of 1Q07.

Total voice traffic, in minutes, increased by 35% vs. 1Q06 while outgoing SMS traffic increased from an average of 440 million messages per month to an average of 762 million (+73%). Moreover, the proportion of value-added services in the average monthly Revenue per User (“ARPU”) reached 27% in 1Q07.

In this context, revenues totaled $1,180, increasing $369 (+45%). Service revenues increased by 48%, while handset sales increased by 25%. ARPU amounted to $37 Argentine pesos in 1Q07 (+4% vs. 1Q06)

During the quarter, Personal continued with its strategy of strengthening technological innovation by launching the latest generation of value-added services, such as “Personal Cam” (life images through the web portal); and “SMS to fixed” (text messages that can be sent to a fixed line telephone). Personal has also been the first operator offering Blackberry Pearl, with more features and a latest generation design.

In addition, Personal continued its customer loyalty program Club Personal with specific activities designed for the summer season. Meanwhile, the development of the network and commercial channels continued, mainly in the Southern Region, in order to improve service quality and customer attention to Personal’s subscribers.

➢ Nucleo

Personal’s controlled subsidiary that operates in Paraguay, generated revenues equivalent to $92 (+35% when compared to 1Q06).

The subscriber base as of March 31, 2007 reached approximately 1.3 million, +93% vs. 1Q06. Prepaid and Postpaid customers represented 88% and 12%, respectively, while GSM subscribers represented 80% of the overall subscriber base.

	Three-month periods ended March 31,
	2007	2006
National fixed telephone service	554	537
International telephone service	65	60
Data transmission	41	35
Internet	123	100

Voice, data and Internet	783	732
Wireless – Personal	1,180	811
Wireless – Nucleo	92	68

Total net sales	2,055	1,611

•	Operating costs

The Cost of Services, Administrative Expenses and Selling Expenses totaled $1,697 in 1Q07, which represents an increase of $283 or +20%, vs. 1Q06 with the following breakdown:

Salaries and Social Security: totaled $214 (+13%), affected by wage adjustments and headcount increases generated by the growth in the business.

Taxes: amounted to $161 (+40%), mainly due to direct taxes on sales.

Agents commissions and distribution of Prepaid Card Commissions: totaled $177 (+53%), as a consequence of the growth in the subscriber base in the cellular business and increased prepaid traffic sales.

        Advertising: expenditures reached $61 (+69%), related to brand positioning campaigns and the acquisition of new cellular and Internet customers.

Cost of cellular handsets: increased to $197 (+10%) due to the increase in handset sales related to the subscriber growth and handset upgrades.

Charges for TLRD (termination charges in third party cellular networks) and Roaming: increased to $176 (+36%) due to increased traffic among cellular operators, in line with the significant expansion of the market.

Allowance for Doubtful Accounts: amounted to $19, but remained below 1% of net revenues.

Depreciation of Fixed and Intangible Assets: decreased to $330 (+$13 in the cellular business, -$32 in Voice, data & Internet business).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2007

II

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

	Three-month periods ended March 31,
	2007	2006
Salaries and social security	(214)	(189)
Taxes	(161)	(115)
Maintenance, materials and supplies	(100)	(70)
Bad debt expense	(19)	(18)
Interconnection costs	(37)	(37)
Cost of international outbound calls	(31)	(27)
Lease of circuits	(21)	(14)
Fees for services	(58)	(48)
Advertising	(61)	(36)
Agent commissions and distribution of prepaid cards commissions	(177)	(116)
Other commissions	(26)	(24)
Roaming	(43)	(35)
Charges for TLRD	(133)	(94)
Cost of wireless handsets	(197)	(179)
Others	(89)	(63)

Subtotal	(1,367)	(1,065)
Depreciation of fixed assets	(318)	(338)
Amortization of intangibles assets	(12)	(11)

Operating costs	(1,697)	(1,414)

•	Financial results, net

Financial and Holding Results resulted in a loss of $132, as compared to the $183 loss registered in 1Q06. The difference is mainly due to lower net financial interest expenses of $38 (due to lower net financial debt) and lower foreign currency exchange losses of $19.

•	Net financial debt

As of March 31, 2007, Net Debt (Loans before the effect of NPV valuation, minus Cash, Banks, Current Investments and Other credits derived from derivative Investments) amounted to $3,222, a reduction of $1,052 as compared to March 31, 2006. Interest accrued on financial debt totaled $82.

It is worth mentioning that on April 16, 2007, Telecom Argentina cancelled the remaining 25% of the principal amortization originally scheduled for October 15, 2009 and 31.8% of the principal amortization originally scheduled for April 15, 2010 of its Series A and B Notes, in an amount approximately equivalent to US$81 million.

•	Capital expenditures

A total amount of $198 invested in fixed and intangibles assets was allocated to the cellular business ($94) and the Voice, data and Internet business ($104).

In the Voice, data and Internet business, the Company focused its efforts on the deployment of a new generation network (NGN) based on IP technology. Additionally, investments were allocated to the development of important IT projects, such as the new ERP system.

In the Cellular business expenditures continued to be focused in the GSM/GPRS/EDGE network deployment in the Southern Region and the extension of its capacity in AMBA and North Regions. In addition, the Group continues with the development of value-added services.

•	Other matters

Sale of equity interest in Publicom

As of April 12, 2007, Telecom sold its equity interest in Publicom, the subsidiary specialized in Directories, for approximately US$60.8 million. Additional information is given in Note 12 to the consolidated financial statements.

New organizational structure

The Telecom Group has implemented a new organization model in order to facilitate the synergy among fixed communications, mobile, broadband and contents.

In the new scheme, the business management gets a unified vision, under the responsibility of a Director of Operations, with four areas: Mobile Telephony, Network, Fixed Telephony-Residential and SMEs- and Fixed Telephony-Large Accounts and Wholesale-.

The corporative functions were grouped under the responsibility of the Director of Corporate Affairs in charge of assuring the optimization of process focusing on efficiency and service quality.

This announcement does not imply mergers or corporate changes or any modification in the current structure of business segments (Voice, Data and Internet, and Cellular)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2007

III

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

New Chairman

As of April 27, 2007, the Board of Directors of Telecom Argentina appointed Lic. Carlos A. Felices as Chairman of the Group, replacing Dr. Amadeo R. Vazquez.

Closing prices of Class “B” Shares of the Company

Month	2003	2004	2005	2006	2007
January	2.14	5.99	6.44	7.97	12.75
February	2.60	6.05	8.11	7.74	13.00
March	2.17	6.15	7.07	8.20	13.05
April	3.16	4.85	6.69	7.75	13.80
May	3.20	4.88	7.03	6.75
June	3.74	5.37	6.96	7.00
July	3.76	5.57	7.20	7.87
August	3.47	5.39	6.95	8.43
September	3.80	6.48	7.40	8.52
October	4.45	6.38	7.92	9.25
November	4.64	6.34	8.15	10.50
December	4.94	6.43	7.90	11.90

Selected consolidated quarterly information

Quarter ended	Net sales (i)	Operating income before depreciation and amortization (i)	Operating income (i)	Financial results, net (i)	Net income
Year 2007:
March 31,	2,055	688	358	(132)	135

	2,055	688	358	(132)	135

Year 2006:
March 31,	1,611	546	197	(183)	3
June 30,	1,737	575	224	(114)	96
September 30,	1,894	609	254	(116)	65
December 31,	2,130	555	219	(71)	80

	7,372	2,285	894	(484)	244

(i)	These figures correspond to continuing operations.

3. Summary comparative consolidated balance sheets

	As of March 31,
	2007	2006	2005	2004	2003
Current assets	2,087	2,032	4,735	3,471	2,397
Non current assets	6,821	6,884	7,596	8,734	10,344

Total assets	8,908	8,916	12,331	12,205	12,741

Current liabilities	3,316	2,670	10,016	10,541	10,608
Non current liabilities	3,255	4,329	1,481	317	364

Total liabilities	6,571	6,999	11,497	10,858	10,972

Minority interest	76	46	30	33	9
Shareholders’ equity	2,261	1,871	804	1,314	1,760

Total liabilities, minority interest and Shareholders’ equity	8,908	8,916	12,331	12,205	12,741

4. Summary comparative consolidated statements of operations

	Three-month periods ended March 31,
	2007	2006	2005	2004	2003
Net sales	2,055	1,611	1,237	1,015	849
Operating costs	(1,697)	(1,414)	(1,091)	(947)	(870)

Operating income (loss)	358	197	146	68	(21)
Equity gain (loss) from related companies	—	6	7	—	—
Financial results, net	(132)	(183)	175	95	959
Other expenses, net	(32)	(42)	(37)	(31)	(22)
Gain on debt restructuring	—	—	(8)	—	—

Net income (loss) before income tax and minority interest	194	(22)	283	132	916
Income tax benefit (expense), net	(52)	31	—	(5)	—
Minority interest	(5)	(5)	(1)	(1)	(8)

Net income (loss) from continuing operations	137	4	282	126	908
Loss from discontinued operations	(2)	(1)	(3)	(2)	(1)
Net income (loss)	135	3	279	124	907

Net income (loss) per share (in pesos)	0,14	—	0,28	0,13	0,92

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2007

IV

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

5. Statistical data (in physical units)

❖	Fixed telephone service

March 31,	2007		2006		2005		2004		2003
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Installed lines	3,874,566	3,095	3,855,435	27,288	3,807,659	4,653	3,800,819	734	3,802,524	60
Lines in service (a)	4,117,199	22,546	3,966,317	16,406	3,818,479	28,181	3,673,546	17,687	3,559,917	(30,367)
Customers lines	3,769,119	19,188	3,637,224	12,192	3,506,145	21,751	3,380,026	18,685	3,266,389	(27,563)
Public phones installed	80,292	(1,276)	82,032	(739)	83,423	(424)	80,674	547	79,340	(472)
Lines in service per 100 inhabitants (b)	21.4	—	20.8	—	20.2	0.1	19.6	—	19.2	(0.2)
Lines in service per employee	359	(4)	348	1	339	3	320	—	322	(1)

(a)	Includes direct inward dialing numbers that do not occupy lines installed capacity.
(b)	Corresponding to the northern region of Argentina.

❖	Cellular telephone service

Personal

March 31,	2007		2006		2005		2004		2003
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Post-paid subscribers	3,022,000	136,000	2,304,000	192,000	1,185,000	181,000	553,000	70,000	427,000	(36,000)
Prepaid subscribers	6,288,000	749,000	4,047,000	9,000	3,038,000	207,000	2,300,000	179,000	1,809,000	80,000

Total subscribers	9,310,000	885,000	6,351,000	201,000	4,223,000	388,000	2,853,000	249,000	2,236,000	44,000

Nucleo

March 31,	2007		2006		2005		2004		2003
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Post-paid subscribers	155,000	9,000	123,000	3,000	98,000	4,000	82,000	3,000	72,000	(1,000)
Prepaid subscribers	1,174,000	156,000	567,000	37,000	437,000	29,000	453,000	5,000	444,000	(1,000)

Total subscribers	1,329,000	165,000	690,000	40,000	535,000	33,000	535,000	8,000	516,000	(2,000)

❖	Internet

March 31,	2007		2006		2005		2004		2003
	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter	Accumu- lated	Quarter
Dial Up subscribers	85,000	(3,000)	111,000	(7,000)	143,000	(2,000)	151,000	1,000	143,000	1,000
ADSL subscribers	526,000	70,000	250,000	24,000	140,000	12,000	81,000	10,000	47,000	4,000

Total subscribers	611,000	67,000	361,000	17,000	283,000	10,000	232,000	11,000	190,000	5,000

6. Consolidated ratios

March 31,	2007	2006	2005	2004	2003
Liquidity (1)	0.63	0.76	0.47	0.33	0.23
Solvency (2)	0.36	0.27	0.07	0.12	0.16
Locked up capital (3)	0.77	0.77	0.62	0.71	0.81

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus minority interest/Total liabilities.
(3)	Non current assets/Total assets.

7. Outlook

The management of the Company considers that the telecommunications industry will face another year of open expansion due to the economic activity that continued showing important increases (in particular, the indicators of consumption and production).

The levels of growth in the cellular business are expected to be lower than fiscal year 2006, due to the higher level of expansion of these services in the Argentine Republic. The broadband business is expected to continue growing significantly and Telecom Argentina will be starring this expansion. The market environment is highly competitive for these two businesses. However, the Telecom Group relies on its strategy and operational and financial strengthen to differ from its competition and increase its market quote and the operating profit.

In the Voice, data and Internet business, Telecom Argentina expects a moderate level of increase in the lines in service. In 2007, the goals necessary to set an increase of tariffs of regulated services, as described in the New Letter of Understanding with the Argentine Government, should be implemented. Up to that moment, the cost structure of Telecom Argentina must be carefully observed, since in 2006 the incremental costs caused by inflation affected the margin of the business.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2007

V

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

The cellular business continues with the sustained growth of the customer base, the levels of traffic and the value added services. The commercial channels were increased in the southern region of the country in order to consolidate the national Telecom Group’s competitive strategy.

Associated to its competitive strategy, the Telecom Group has implemented a new organization model in order to facilitate the synergy among fixed communications, mobile, broadband and contents. In the new scheme, the business management gets a unified vision, under the responsibility of a Director of Operations, with four areas: Mobile Telephony, Network, Fixed Telephony-Residential and SMEs- and Fixed Telephony-Large Accounts and Wholesale-. The corporative functions were grouped under the responsibility of the Director of Corporate Affairs in charge of assuring the optimization of process focusing on efficiency and service quality.

This new model does not imply mergers or corporate changes or any modification in the current structure of business segments (Voice, Data and Internet, and Cellular).

The Company’s strategy is implemented in order to improve the quality of its service and its market position, to gain operating efficiency that all together will allow addressing the increasing demand of the telecommunications market.

Carlos Felices
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2007

VI

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CORPORATE INFORMATION

➢	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

➢	STOCK MARKET INFORMATION (Source: Bloomberg)

BCBA

	Market quotation ($/share)		Volume of shares traded (in million)
Quarter	High	Low
March’06	8.48	7.32	31.4
June’06	8.16	6.10	14.6
September’06	8.70	6.90	11.2
December’06	11.95	8.22	12.8
March’07	14.00	11.75	9.5

NYSE

	Market quotation (US$/ADR*)		Volume of ADRs traded (in million)
Quarter	High	Low
March’06	13.89	11.76	20.6
June’06	13.42	9.88	16.4
September’06	14.12	11.21	11.4
December’06	20.01	13.50	13.7
March’07	22.87	20.10	13.1

*	Calculated at 1 ADR = 5 shares

➢	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina

Telecom Argentina S.A.

Investor Relations Departments

Alicia Moreau de Justo 50, 10th Floor

(1107) Ciudad Autónoma de Buenos Aires

Tel.: 54-11-4968-4000

Argentina

Outside Argentina

Morgan Guaranty Trust Co.

ADR Department

60 Wall Street

New York, New York 10260-0060

USA

Tel.: 1-212-648-9935

➢	INTERNET http://www.telecom.com.ar

➢	DEPOSIT AND TRANSFER AGENT FOR ADRs

JP Morgan Chase Bank

4 New York Plaza, Wall Street

New York, 212-623-1546

USA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: June 8, 2007	By:	/s/ Carlos Alberto Felices
	Name:	Carlos Alberto Felices
	Title:	Chairman of the Board of Directors